8/21

05010892

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Artel Solutions Group Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED SEP 01 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34697 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/31/05

Artel Group

宏通集團

Artel Solutions Group Holdings Limited

ARIS
12-31-04



Digital Home

Annual Report 2004

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 931)

CHANGE OF QUALIFIED ACCOUNTANT

The board of directors (the "**Board**") of Artel Solutions Group Holdings Limited (the "**Company**") announces that Ms. Chan Wai Ling ("Ms. Chan") has resigned as the qualified accountant of the Company with effect from 1 August 2005 and that Mr. Sze Lin Tang ("Mr. Sze") was appointed as the qualified accountant of the Company to take up the vacancy left by Ms. Chan on the same day. Ms. Chan has confirmed to the Board that there is no disagreement with the Board and that there are no matters that need to be brought to the attention of the Board and the shareholders of the Company.

Mr. Sze, aged 34, is a member of Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants. Mr. Sze has over 12 years experience in the accountancy field.

The Board wishes to take this opportunity to express its gratitude to Ms. Chan for her contributions to the Company during her term of service and its warmest welcome to Mr. Sze to join the Company.

By order of the Board
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 2 August 2005

As at the date of this announcement, the Board comprises Mr. Yu Pen Hung and Mr. Yen Chung Chuan being the executive directors, Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah being the independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:931)

更改合資格會計師

宏通集團控股有限公司(「**本公司**」)之董事會(「**董事會**」)謹此宣佈陳惠玲小姐(「陳小姐」)已向本公司辭任本公司之合資格會計師一職,由二零零五年八月一日起生效。同時,施連燈先生(「施先生」)被委任為本公司之合資格會計師,以填補陳小姐於同日辭任後之空缺。陳小姐已確認彼概無與董事會意見分歧及並無就其辭職而需本公司股東注意之其他事宜。

施先生,34歲,彼為香港會計師公會會計師,並為英國特許公認會計師公會會員。施先生在會計方面累積逾十二年經驗。

董事會藉此機會對陳小姐在任期間對本公司之貢獻深表謝意,並謹此歡迎施先生加入本公司。

承董事會命
宏通集團控股有限公司
游本宏
主席

香港,二零零五年八月二日

於本公佈日期,董事會包括執行董事游本宏先生及嚴中川先生,獨立非執行董事劉助博士、胡競英女士及嚴慶華先生。

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。

ARTEL GROUP<00931> - Unusual price & volume movements

The Stock Exchange has received a message from Artel Solutions Group Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's decrease in the price and increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of Artel Solutions Group Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of directors of the Company comprises Mr. Yu Pen Hung and Mr. Yen Chung Chuan as executive directors, Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah as independent non -executive directors.

For and on behalf of
Artel Solutions Group Holdings Limited

Name: Li Chi Chung
Position: Company Secretary

28 June 2005"

宏通集團<00931> - 股價及成交量的不尋常波動

聯交所收到一則由宏通集團控股有限公司提供的聲明，轉載如下：

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下:

本公司已知悉今天本公司的股份價格下跌及成交量上升，茲聲明本公司並不知悉導致價格下跌及成交量上升的任何原因.

本公司謹確認,目前並無任何有關收購或變賣的商談或協議爲根據《上市規則》第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市規則》第13.09條所規定的一般責任而須予公開者.

上述聲明乃承宏通集團控股有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

於本聲明日期，董事會之成員爲游本宏先生及嚴中川先生（均爲執行董事），劉助博士、胡競英女士及嚴慶華先生（均爲獨立非執行董事）。

此致

謹代表宏通集團控股有限公司

姓名： 李智聰
職位： 公司秘書

二零零五年六月二十八日」

ARTEL GROUP<00931> - Unusual price & volume movements

The Stock Exchange has received a message from Artel Solutions Group Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today's decrease in the price and increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of the Company aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of Artel Solutions Group Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the board of directors of the Company comprises Mr. Yu Pen Hung and Mr. Yen Chung Chuan as executive directors, Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah as independent non-executive directors.

Yours faithfully,
For and on behalf of
Artel Solutions Group Holdings Limited

Name: Yu Pen Hung
Position: Director
6 June 2005 "

宏通集團<00931> - 股價及成交量的不尋常波動

聯交所收到一則由宏通集團控股有限公司提供的聲明，轉載如下：

「本公司現應香港聯合交易所有限公司的要求，發表聲明如下：

本公司已知悉今天本公司的股份價格下跌及成交量上升，茲聲明本公司並不知悉導致價格下跌及成交量上升的任何原因.

本公司謹確認,目前並無任何有關收購或變賣的商談或協議爲根據《上市規則》第13.23條而須予公開者；董事會亦不知悉有任何足以或可能影響價格的事宜爲根據《上市規則》第13.09條所規定的一般責任而須予公開者.

上述聲明乃承宏通集團控股有限公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

於本聲明日期，董事會之成員爲游本宏先生及嚴中川先生（均爲執行董事），劉助博士、胡競英女士及嚴慶華先生（均爲獨立非執行董事）。

此致

謹代表宏通集團控股有限公司

姓名： 游本宏
職位： 董事

二零零五年六月六日」

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 931)

CHANGE OF COMPANY SECRETARY

The board of directors (the "**Board**") of Artel Solutions Group Holdings Limited (the "**Company**") hereby announces that Ms. Chan Wai Ling has resigned as company secretary of the Company with effect from 20 May 2005, and the Board would like to take this opportunity to express its gratitude to Ms. Chan Wai Ling for her contribution to the Company.

The Board also announces that Mr. Li Chi Chung has been appointed as company secretary of the Company with effect from 20 May 2005.

By order of the Board
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Hong Kong, 20 May 2005

As at the date of this announcement, the Board comprises Mr. Yu Pen Hung and Mr. Yen Chung Chuan being the executive directors, and Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah being the independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Artel Group
宏 通 集 團

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

(股份代號:931)

更改公司秘書

宏通集團控股有限公司(「**本公司**」)之董事會(「**董事會**」)謹此宣佈陳惠玲小姐已向本公司辭任本公司之公司秘書一職,由二零零五年五月二十日起生效。董事會謹此對陳惠玲小姐在任期間對本公司之貢獻深表謝意。

董事會同時宣佈,由二零零五年五月二十日起委任李智聰先生為本公司之公司秘書。

承董事會命
宏通集團控股有限公司
游本宏
主席

香港,二零零五年五月二十日

於本公佈日期,董事會包括執行董事游本宏先生及嚴中川先生,獨立非執行董事劉助博士、胡競英女士及嚴慶華先生。

* *僅供識別*

請同時參閱本公佈於香港經濟日報的內容。

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors
Mr. Yu Pen Hung *(Chairman)*
Mr. Yen Chung Chuan

Independent Non-Executive Directors
Dr. Liu James Juh
Ms. Hu Gin Ing
Mr. Yim Hing Wah

COMPANY SECRETARY

Ms. Chan Wai Ling

AUDIT COMMITTEE

Dr. Liu James Juh
Ms. Hu Gin Ing
Mr. Yim Hing Wah

LEGAL ADVISORS

Fairbairn Catley Low & Kong
Michael Li & Co.

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

Citic Ka Wah Bank Limited
Hang Seng Bank Limited
HSH Nordbank
ING Bank N.V.
The Development Bank of Singapore Limited
The Hong Kong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
Cayman Islands, British West Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Unit 858, 8th Floor
HITEC
1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Standard Registrars Limited
Ground Floor, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wan Chai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS

(Depositary and Registrar)
Bank of New York
101 Barclay Street
New York, New York
U.S.A.

WEBSITE

www.artelholdings.com

STOCK CODE

931

CHAIRMAN'S STATEMENT

On behalf of the board of directors (the "Board") of Artel Solutions Group Holdings Limited (the "Company" or "Artel"), I am pleased to present the annual report of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004.

THE VISION OF ARTEL GROUP

Artel is committed to serve the genuine need for computing, multimedia, and networking solutions in the high-tech community. We are dedicated to providing cutting edge solutions – complete, concise, and always current with reliable services. We commit to help our customers reach their business goals. With this positive attitude, we invest a great deal of effort in cultivating the new sales channels in 2004. We now have solid personal computer ("PC") do it yourself ("DIY") channel, original equipment manufacturer ("OEM") channel, consumer electronic ("CE") channel, I-Café channel, value added reseller ("VAR") networking channel and online channel to boost our growth for the year 2005.

THE VALUES OF ARTEL GROUP

Artel's core values are integrity, customer satisfaction, supply chain partnership and dedication to excellence. These values motivate our employees and management team. Also, we incorporate them in evaluating our operations, our planning, our decision making and our vision for the future.

BUSINESS REVIEW

2004 was a challenging year for the Group to expand our marketing scope from a hardware distributor to a high tech solution provider. At the beginning of the year, we targeted to cultivate new channels for increasing our gross profit margin. The Group's gross profit margin increased from 4% to 5% mainly lifted by the 22% gross profit of our integrated e-enabling solutions as approximately HK$21.9 million and 12% gross profit of our thin film transistor liquid crystal display ("LCD") group as approximately HK$28.6 million. After diversifying our product line to fulfill the new channel's needs, the major source of income is composed of 74% Intel Semiconductor Limited ("Intel") central processing unit ("CPU") and chipset products, 6% e-enabling network solutions, 13% LCD products and 7% Intel motherboard. Because we developed new channel, it caused an impact of approximately HK$488 million drop in revenue for Intel CPU business alone. Further, we discontinued several slow moving networking specialty items from our 2003 product line, which brought about the rest of the approximately HK$56 million drop in revenue. For the year 2004, the Group achieved a turnover of approximately HK$1,659 million, against approximately HK$2,203 million recorded last year. The net profit after tax was approximately HK$33.2 million, as compared with approximately HK$50.3 million in 2003. The Group was able to maintain the net profit margin, with only a slight change from 2.3% to 2.0% in 2004. Nevertheless, we had significant revenue increases in certain categories year over year. Motherboard revenue increased 15%, e-enabling solutions was up 22% and LCD products was up 25%. The most exciting accomplishment in 2004 was the revenue of approximately HK$38 million of design-in LCD panel to our OEM customers and approximately HK$25 million of design-in television ("TV") panel to Chinese TV factories. These improvements make all the hard work in channel development worthwhile.

CHAIRMAN'S STATEMENT

The highlight of 2004 for Artel was winning over 40% market share in the People Republic of China ("PRC") as the No.1 Intel Box motherboard based on our efficient channel management and customer satisfaction. Also, we successfully entered the CE & OEM market by carrying LCD TV and monitor Panel. We have developed over 60 OEM customers in the PRC. Lastly, We have established 14 LCD monitor and service centers in the PRC.

PROSPECTS

Market trend

Multimedia Internet through wireless and mobility access is a global trend. According to PC magazine 12.1. 2005 edition, the PRC is about to become a huge player in flat-screen TVs, cell phones, and more. They will continue to steamroll the competition in CE since the country has already taken over the manufacture of digital vasatile disc ("DVD") players and tube TVs. The global demand of LCD monitor in 2004 was approximately 69 million units. The forecast growth for 2005 is approximately 97 million units, 2006 is approximately 117 million units, 2007 is approximately 128 million units, and 2008 is approximately 143 million units. The global demand of LCD TV in 2004 was approximately 9 million units. The forecast growth for 2005 is approximately 16 million units, 2006 is approximately 27 million units, and 2007 is approximately 34 million units. The Group foresees a strong economic growth in the PRC and is keen to identify business opportunities to grow in this market. In the long run, we will benefit from the synergy that will be generated from the combination of the vertical and horizontal segments. Both Digital Home Solution and Digital Enterprise Solution that Intel is promoting are portals for us to penetrate into the huge PRC market. It is expected that these new concepts will be able to fortify our market share in distribution of computer components, and will provide Artel with a new direction to enlarge our solutions business.

Major products development

Distribution business

Distribution of Intel products:

- Principal products include CPU, motherboard, wireless and networking products.

- Major market segments include DIY channel and PC retailers.

Distribution of LCD products:

- Principal products include various sizes of monitor and TV.

- Major market segments include PC retailers and CE retailers.

Solution business

Solution for CE & OEM Makers:

- Principal products include chipset, IC (Integrated Circuit) or board level products, monitor panel, and TV panel.

- Major market segments include LCD monitor maker, LCD TV maker, DVD maker, and motherboard maker.

Solution for Digital Home: The concept of 5C value = Control + Convenience + Community + Customization + Content to link digital home appliances and PC with Internet accessibility.

- Principal products include CPU, motherboard, TV tuner, PVR (Personal Digital Video Recorder), DMA (Digital Media Adapter), TV encorder for desktop or notebook to link with TV, media center with remote control features, and digital TV related products.

- Major market segments include VAR and SI (System Integrator).

Solution for Digital Enterprise: e-enabling solution provides mobility to users through wireless device for Internet access anywhere and anytime.

- Principal products include CPU, motherboard, monitor, various networking devices such as PRO/wireless network connection, mobile adapter and other connectivity products.

- Major market segments include institutions such as government, education, healthcare, finance, telecommunication and business enterprise.

Solution for customer service:

- Principal products include after sales services such as repair, exchange and technical support for monitors.

- Major geographical market segments include Beijing, Shanghai, Shenzhen, Guangzhou, Chengdu, Chongqing, Xian, Kunming, Wuhan, Nanjing, Guiyang, Fuzhou, Hangzhou, Zhengzhou, Shenyang, Haerbin, and Urumqi. We plan to expand our service centers into a nationwide consumer electronic service system.

CHAIRMAN'S STATEMENT

Adjusting to the multimedia Internet world

The Internet is a global web of networks to connect people to business and people. It becomes a common communication channel as telephone and even more sophisticated. The stream line video, MP3 (MPEG Layer 3) music, X-box games, VoIP (Voice Over Internet Protocol), and other forms of visual, audio, text, graphic information reach every corner of the world through the giant Internet highway. The number of Internet users is continuously growing in a rapid speed. This provides a booming opportunity for Artel to expand our business in the high-tech community.

In conclusion, the Group will seize the golden opportunity offer by booming Internet and the PRC economic growth. In the vertical segment of PC channel, we will continue to grow in CPU and LCD monitor products, which account for one-third of the cost of a PC's costing. In the horizontal segment of the high tech industry, we will set foot in the OEM market, multimedia CE market and the e-enabling solutions market. With the products for distribution and solutions, we believe the Group will continue to grow with the PRC market.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable dedication and commitment. I would also like to express my sincere thanks to our business partners and shareholders for their supports in the past years.

Yu Pen Hung
Chairman

Hong Kong, 22 April 2005

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONS REVIEW

Working against the challenging year of 2004, the Group expanded our marketing scope from a hardware distributor to a high tech solution provider. The Group managed to achieve a profit after taxation of approximately HK$33 million for the year 2004, representing a decrease of 34% from HK$50 million of last year.

During the year under review, the Group's turnover was approximately HK$1,659 million (2003: approximately HK$2,203 million), representing a decrease of 25%. Turnover from PRC market in 2004 was about 62% (2003: 46%) of total turnover. The increase was mainly due to the Group continues to expand its distribution and logistic networks in the PRC.

Gross profit margin improved from 4% to 5% when comparing the result from last year, it is contributed by higher profit margin of LCD monitors and the e-enabling solutions projects. Gross profit was approximately HK$83 million for the year 2004 (2003: approximately HK$93 million) representing a decrease of 11% over last year.

Finance costs for 2004 was approximately HK$15 million which is the same as last year. The administrative expenses slightly increased to approximately HK$31 million from approximately HK$29 million of year 2003.

LIQUIDITY, FINANCIAL RESOURCES AND GEARING

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$118 million as at 31 December 2004 (2003: approximately HK$148 million). Balance of bank overdrafts and short-term bank borrowings was approximately HK$387 million as at 31 December 2004 (2003: approximately HK$324 million). The short-term bank borrowings were applied to finance the purchase of inventory of the Group. The gearing ratio of the Group as at 31 December 2004 calculated as a ratio of total bank loans to total assets was 43% (2003: 35%). Net assets were approximately HK$452 million (2003: approximately HK$426 million).

The Group recorded total current asset value of approximately HK$943 million as at 31 December 2004 (2003: approximately HK$923 million) and total current liability value of approximately HK$485 million (2003: approximately HK$500 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, was 1.9 as at 31 December 2004. It was approximately the same at last year.

The Group had inventories of approximately HK$361 million as at 31 December 2004 (2003: approximately HK$332 million) representing an increase of 9% from last year.

The Group recorded another profitable year in 2004 and this contributed to an increase in shareholders' funds to approximately HK$452 million as at 31 December 2004 (2003: approximately HK$426 million).

MANAGEMENT DISCUSSION AND ANALYSIS

TREASURY POLICIES

The Group's major borrowings are in US dollars and HK dollars. All borrowings are based on LIBOR or Hong Kong best lending rates. As the Group's revenues are mainly in US dollars, and major borrowings and payments are in either US dollars or HK dollars, there is a natural hedge mechanism in place and currency risk exposure is relatively low. However, the Group has strengthened its treasury management functions and will continue to manage its currency and interest rate exposures.

PLEDGE OF ASSETS

In accordance with the terms of the distribution agreements entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain bank deposits of the Group were pledged to its bankers to secure certain banking facilities grant to the Group.

INVESTMENTS

In June 2004, the Group acquired 30% of issued share capital of a well-established logistics company in Hong Kong at a cash consideration of HK$15 million. The acquisition is expected to bring synergistic effects, particularly the lower logistics expenses, to the Group.

CONTINGENT LIABILITIES

The Group had no significant contingent liabilities at the balance sheet date.

EMPLOYEES

As at 31 December 2004, the Group had 75 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

AUDIT COMMITTEE

The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls. The Audit Committee has reviewed the financial statements of the Group for the year ended 31 December 2004.

The Audit Committee comprises three independent non-executive directors, namely Dr. Liu James Juh, Ms. Hu Gin Ing and Mr. Yim Hing Wah.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Yu Pen Hung, aged 42, is the founder of the Group and the Chairman and chief executive officer of the Company. Before founding the Group in 1995, Mr. Yu was engaged in the distribution of computer components in Taiwan. Mr. Yu has been engaged in the distribution business of computer components for around 15 years in Taiwan, PRC and Hong Kong. Mr. Yu is responsible for the overall management and strategic planning of the Group.

Mr. Yen Chung Chuan, aged 48, is an executive director of the Group. Mr. Yen is responsible for the corporate development and administration of the Group. Mr. Yen holds a bachelor degree in accounting from the Tung Hai University of Taiwan. Mr. Yen has over 19 years of experience in a number of technology and manufacturing companies in Taiwan. Mr. Yen joined the Group in February 2003.

Mr. Yu Chi Ming, Frederick, aged 48, was the chief operating officer of the Group who was mainly responsible for supervising the administration, investment and establishing strategic alliances for the Group. Mr. Yu holds a bachelor degree in business administration from the Chinese University of Hong Kong and has over 14 years of corporate banking experience and held senior positions in various international banks in Hong Kong. After leaving the banking field, Mr. Yu had served as the general manager of a system integration company and a major distributor of international branded networking products in the PRC for 4 years. Mr. Yu joined the Group in August 2000 and resigned in January 2005.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Liu James Juh, aged 56, is the chairman and chief executive officer of Base Technology Group Inc. Dr. Liu is one of the international board members of international association of science park headquarter in Malaga, Spain, one of the listing committee members of the Growth Enterprise Market of the Stock Exchange, one of the vetting committee members (general support fund) of Innovation and Technology Fund in Hong Kong, the Chairman of Research Grants Council Cooperation Research Centres Sub-Committee in Hong Kong. Dr. Liu is also the visiting scholar of Cambridge University, the United Kingdom. Dir. Liu holds a doctor of philosophy degree from Syracuse University of the United States of America ("U.S.A."). Dr. Liu was appointed as an independent non-executive director on 1 June 2001.

Ms. Hu Gin Ing, aged 46, is the president of Videoland Inc., a director of etKING Media Technology Ltd. and a director of GigaMedia Limited. Ms. Hu holds a bachelor degree from National Taiwan University, majoring in foreign language, a master degree in sciences from Barry University, U.S.A. and a master degree in business administration from Florida International University, U.S.A. Ms. Hu is a fellow member of the American Institute of Certified Public Accountants in the State of Maryland, U.S.A. and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. Ms. Hu is also a certified accountant in U.S.A. and has over ten years of experience in accounting and finance. Ms. Hu was appointed as an independent non-executive director on 1 June 2001.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Yim Hing Wah, aged 41, is an independent non-executive director of Jiangsu Nandasoft Company Limited, Launch Tech Company Limited and Shenzhen Powerleader Science and Technology Co. Limited, companies listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. Mr. Yim is currently the audit partner of Chan Yim Cheng & Co. Mr. Yim holds a bachelor degree in Accounting from Hong Kong Polytechnic University and is a Certified Public Accountant (practising) of the Hong Kong Institute of Certified Public Accountants, Association of Chartered Certified Accountants and Hong Kong Securities Institute. Mr. Yim has more than 15 years experience in auditing, accounting, taxation, business consulting and financial management. Mr. Yim was appointed as an independent non-executive director on 27 September 2004.

SENIOR MANAGEMENT

Ms. Chen Lee Shu, aged 46, is the general manager of the Group. Ms. Chen is responsible for the sales and marketing activities of the Group in Hong Kong. Ms. Chen graduated from Ocean University, Taiwan. Prior to joining the Group in May 1998, she has over 13 years of experience in sales and marketing of electronic products.

Ms. Chan Wai Ling aged 48, is the chief financial officer of the Group. Ms. Chan holds a master of business administration degree from the University of Warwick and is a fellow member of the Association of Chartered Certified Accountants, a Certified Public Accountant (practising) of the Hong Kong Institute of Certified Public Accountants, a member of the Hong Kong Institute of Company Secretaries, and a member of the Institute of Chartered Secretaries and Administrators. Prior to joining the Group, Ms. Chan held management positions of chief financial officer and director of several multinational and listed companies in Hong Kong and China.

Mr. Tuan Chia Shang, aged 35, is the general manager of LCD TV Panel Division of the Group. Mr. Tuan holds an MBA degree from National Cheng Kung University, Taiwan. Mr. Tuan worked with a high technology company in China in management position prior to joining the Group in March 2000.

Ms. Wu Li Fen, aged 33, is the director of the product marketing division of the Group and is responsible for product and channel marketing in the PRC. Ms. Wu holds a bachelor degree of foreign language majoring in Germany from Fu Jen Catholic University, Taiwan. Prior to joining the Group in 1998, Ms. Wu had 4 years of experience in planning and managing distribution channel.

REPORT OF THE DIRECTORS

The directors of the Company (the "Directors") present their annual report and the audited financial statements of the Group for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The principal activities of its subsidiaries and associates are set out in notes 31 and 15 respectively to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2004 are set out in the consolidated income statement on page 20 of the annual report.

An interim dividend of HK0.45 cent per share amounting to HK$7,200,000 was paid to the shareholders during the year. The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 22 to the financial statements.

PLANT AND EQUIPMENT

Details of movements in the plant and equipment of the Group during the year are set out in note 14 to the financial statements.

SHARE OPTION SCHEME

Details of share option scheme are set out in note 29 to the financial statements.

As at the date of this report, the total number of securities available for issue under the existing share option scheme (the "Option Scheme") is 160,000,000 shares, representing 10% of the issued share capital of the Company.

At 31 December 2004, the number of shares in respect of which options had been granted and had remained outstanding under the Option Schemes was 114,095,000, representing 7.1% of the issued shares capital of the Company at that date.

REPORT OF THE DIRECTORS

SHARE OPTION SCHEME (continued)

A summary of the movements during the year in the Company's Option Scheme is as follows:

	Outstanding at 1 January 2004	Granted during the year	Reallocation during the year	Outstanding at 31 December 2004
Executive director				
– Mr. Yen Chung Chuan *(Note a)*	–	–	2,080,000	2,080,000
Employees	45,370,000	14,300,000	(2,080,000)	57,590,000
Principal buyers *(Note b)*	12,980,000	30,700,000	–	43,680,000
Suppliers of services	10,745,000	–	–	10,745,000
Total	69,095,000	45,000,000	–	114,095,000

Notes:

(a) Mr. Yen Chung Chuan was appointed as an executive director of the Company on 5 February 2004. Prior to the appointment, Mr. Yen was an employee of one of the subsidiaries of the Company.

(b) Principal buyers are the former employees of the Group.

Details of options granted are as follows:

Date of grant	Exercise period	Closing price immediately before the date of grant HK$	Exercise price per share HK$
9 October 2003	10 October 2003 – 28 August 2011	0.38	0.3810
16 November 2004	17 November 2004 – 28 August 2011	0.21	0.2166

The directors do not consider it appropriate to disclose a theoretical value of the Share Options granted during the year because of the absence of a readily available market value of the Share Options on the shares of the Company. Accordingly, the directors were unable to arrive at any reasonable assessment of the value of these Share Options.

REPORT OF THE DIRECTORS

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:

Executive Directors:

Mr. Yu Pen Hung	
Mr. Yen Chung Chuan	(appointed on 5 February 2004)
Ms. Chen Lee Shu	(resigned on 5 February 2004)
Mr. Yu Chi Ming, Frederick	(resigned on 31 January 2005)

Independent Non-Executive Directors:

Dr. Liu James Juh	
Ms. Hu Gin Ing	
Mr. Yim Hing Wah	(appointed on 27 September 2004)

In accordance with the provisions of the Company's Articles of Association, Mr. Yim Hing Wah and Ms. Hu Gin Ing will retire at the forthcoming annual general meeting of the Company (the "AGM") and, being eligible, offer themselves for re-election.

Each of the executive Directors has entered into a service agreement with the Company under which they are to act as executive Directors for an initial term of two years commencing from 1 September 2001 and shall continue thereafter until terminated by either party giving to the other not less than three calendar months' notice in writing. All executive Directors may also be entitled to a management bonus provided that the aggregate amount of the bonuses payable to all the executive Directors for any financial year of the Company may not exceed 5% of the audited consolidated or combined net profit of the Group after taxation, minority interests and payment of such bonuses but excluding extraordinary items in respect of that financial year of the Group.

Each of the independent non-executive directors was appointed in accordance with the Company's Articles of Association.

The Company has received from each of the three independent non-executive Directors on annual confirmation of his independence as required under Rule 3.13 of Chapter 3 of the Rules Governing of the Listing of Securities on the stock exchange of Hong Kong Limited (the "Listing Rules") and considers all the these independent non-executive Directors are independent.

Save as disclosed above, none of the Directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

REPORT OF THE DIRECTORS

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2004, the interests of the Directors and chief executives and their associates in the shares, underlying shares and debentures of the Company and its associated corporations within the meaning of the Securities and Futures Ordinance (the "SFO") as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

Long positions

Ordinary shares of HK$0.01 each of the Company

Name of director	Capacity	Number of shares held	Percentage of the issued share capital of the Company
Mr. Yu Pen Hung	Held by controlled corporation	1,200,000,000 *(note)*	75%

Note: These shares are held by E-Career Investments Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Yu Pen Hung.

In addition to the above, a Director held interests in the non-voting deferred shares of a wholly-owned subsidiary of the Company as at 31 December 2004 as follows:

Name of subsidiary	Name of director	Number of non-voting deferred shares held
Artel Industries Limited	Mr. Yu Pen Hung	6,400,000 shares of HK$1 each

Other than as disclosed above and certain nominee shares in subsidiaries held by the Directors in trust for the Group, none of the Directors or chief executives, or their associates, had any relevant interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations as at 31 December 2004.

REPORT OF THE DIRECTORS

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company or any of its subsidiaries, a party to any arrangement to enable the Company's directors or chief executives or their respective spouses or children under the age of 18 or their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company, its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that, in addition to those interests as disclosed above in respect of the Directors, the following shareholders had notified the Company of relevant interests in 5% or more of the issued share capital of the Company:

Name	Number of shares held	Approximate percentage of holding
E-Career Investments Limited *(note)*	1,200,000,000	75%

Note: The entire issued share capital of E-Career Investments Limited is beneficially owned by Mr. Yu Pen Hung. Both E-Career Investments Limited and Mr. Yu Pen Hung are therefore deemed to have the duplicate interests in the 1,200,000,000 shares of the Company.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2004.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the five largest customers of the Group accounted for about 45% of the turnover of the Group and the largest customer accounted for about 22% of the total turnover.

The five largest suppliers of the Group in aggregate accounted for about 99% of its purchases for the year. Purchases from the largest supplier accounted for about 86% of the Group's purchases.

REPORT OF THE DIRECTORS

MAJOR CUSTOMERS AND SUPPLIERS (continued)

None of the Directors, their respective associates, or any shareholders (which to the knowledge of the Directors own more than 5% of the Company's share capital) has any interest in any of the five largest customers and the five largest suppliers of the Group for the financial year ended 31 December 2004.

All transactions between the Group and its customers were carried out at arm's length and on normal commercial terms.

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

RETIREMENT BENEFITS SCHEME

Details of the retirement benefits schemes maintained by the Group are set out in note 30 to the financial statements.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

None of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete either directly or indirectly with business of the Group.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficiency public float throughout the year ended 31 December 2004.

AUDITORS

A resolution will be submitted to the AGM to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Yu Pen Hung
Chairman

Hong Kong, 22 April 2005

REPORT OF THE AUDITORS

Deloitte.
德勤

TO THE MEMBERS OF ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 19 to 55 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF THE AUDITORS

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
22 April 2005

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	NOTES	2004 HK$'000	2003 HK$'000
Turnover	4	**1,658,830**	2,202,933
Cost of sales	6	**(1,575,828)**	(2,110,412)
Gross profit		**83,002**	92,521
Other operating income	7	**6,518**	13,137
Distribution costs		**(8,926)**	(8,690)
Administrative expenses		**(31,372)**	(29,199)
Profit from operations	8	**49,222**	67,769
Finance costs	10	**(15,421)**	(14,940)
Share of results of associates		**6**	–
Profit before taxation		**33,807**	52,829
Taxation	11	**(585)**	(2,549)
Net profit for the year		**33,222**	50,280
Dividend	12	**7,200**	–
Earnings per share (HK cents)	13		
– Basic		**2.1**	3.1
– Diluted		**2.1**	3.1

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2004

	NOTES	2004 HK$'000	2003 HK$'000
Non-current assets			
Plant and equipment	14	**11,353**	2,672
Interests in associates	15	**14,653**	–
		26,006	2,672
Current assets			
Inventories	18	**361,288**	331,924
Trade receivables, prepayments and deposits	19	**452,473**	435,221
Taxation recoverable		**10,532**	8,408
Pledged bank deposits	25	**67,493**	65,999
Bank balances and cash		**50,753**	81,561
		942,539	923,113
Current liabilities			
Trade payables, sales deposits and accrued charges	20	**97,839**	175,484
Bank overdrafts and short-term bank borrowings	21	**387,487**	324,470
		485,326	499,954
Net current assets		**457,213**	423,159
		483,219	425,831
Capital and reserves			
Share capital	22	**16,000**	16,000
Reserves	23	**435,853**	409,831
		451,853	425,831
Non-current liabilities			
Long-term bank borrowings	21	**30,800**	–
Deferred taxation	24	**566**	–
		31,366	–
		483,219	425,831

The financial statements set out on pages 19 to 55 were approved and authorised for issue by the Board of Directors on 22 April 2005.

Yu Pen Hung
DIRECTOR

Yen Chung Chuan
DIRECTOR

BALANCE SHEET

AT 31 DECEMBER 2004

	NOTES	**2004** HK$'000	2003 HK$'000
Non-current asset			
Investment in a subsidiary	16	**112,569**	112,569
Current assets			
Other receivables		**202**	23
Amounts due from subsidiaries	17	**138,105**	138,000
Bank balances		**2**	208
		138,309	138,231
Current liability			
Amount due to a subsidiary	17	**71**	–
Net current assets		**138,238**	138,231
		250,807	250,800
Capital and reserves			
Share capital	22	**16,000**	16,000
Reserves	23	**234,807**	234,800
		250,807	250,800

Yu Pen Hung
DIRECTOR

Yen Chung Chuan
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2004

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1 January 2003	16,000	122,357	9,370	237,424	385,151
2002 final dividend paid	–	–	–	(9,600)	(9,600)
Net profit for the year	–	–	–	50,280	50,280
At 31 December 2003 and 1 January 2004	16,000	122,357	9,370	278,104	425,831
2004 interim dividend paid	–	–	–	(7,200)	(7,200)
Net profit for the year	–	–	–	33,222	33,222
At 31 December 2004	**16,000**	**122,357**	**9,370**	**304,126**	**451,853**

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Profit before taxation	**33,807**	52,829
Adjustments for:		
Share of results of associates	**(6)**	–
Interest expenses	**13,250**	11,777
Interest income on bank deposits	**(787)**	(1,283)
Unrealised gain on interest rate swap transactions	**(551)**	–
Depreciation	**2,001**	935
Loss (gain) on disposal of plant and equipment	**118**	(13)
Amortisation of goodwill	**353**	–
Allowance for doubtful debts	**1,512**	–
Allowance for inventories	**2,491**	–
Operating cash flows before movements in working capital	**52,188**	64,245
(Increase) decrease in inventories	**(31,855)**	300,254
Increase in trade receivables, prepayments and deposits	**(26,403)**	(129,500)
Decrease in trade payables, sales deposits and accrued charges	**(77,645)**	(202,171)
Cash (used in) generated from operations	**(83,715)**	32,828
Hong Kong Profits Tax paid	**(2,143)**	(6,002)
Interest paid	**(13,250)**	(11,777)
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	**(99,108)**	15,049
INVESTING ACTIVITIES		
Acquisition of associates	**(15,000)**	–
Proceeds on disposal of plant and equipment	**–**	71
Purchase of plant and equipment	**(2,610)**	(947)
Interest received	**787**	1,283
(Increase in) release of bank deposits pledged	**(1,494)**	54,061
NET CASH (USED IN) GENERATED FROM INVESTING ACTIVITIES	**(18,317)**	54,468
FINANCING ACTIVITIES		
Dividends paid	**(7,200)**	(9,600)
Repayment of bank borrowings	**(324,470)**	(424,630)
New bank borrowings raised	**418,019**	324,470
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES	**86,349**	(109,760)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(31,076)**	(40,243)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**81,561**	121,804
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**50,485**	81,561
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	**50,753**	81,561
Bank overdrafts	**(268)**	–
	50,485	81,561

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2004

1. GENERAL

The Company is incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands. The Company's ultimate holding company is E-Career Investments Limited, a limited company incorporated in the British Virgin Islands.

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 24 October 2001.

The Company is an investment holding company and the principal activities of the Group are the trading of computer components and the provision of e-enabling solutions and technical services.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether the new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill (net of amortisation), less any identified impairment loss.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the net identifiable assets of the acquired subsidiaries or associates at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of associates is included within the carrying amount of the associates. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Agency fee income is recognised when the service is provided.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Interest income from deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Company. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to income statement on a straight-line basis over the term of the relevant leases.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided to write off the cost of items of plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the rate of 20% per annum.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Interest rate swaps

Interest rate swaps of the Group are used for hedging purpose. To qualify as a hedge, the interest rate swap must effectively reduce the interest rate risk of the underlying asset or liability to which it is linked and be designated as a hedge at inception of the contract.

Net interest arising from interest rate swaps is accounted for on an accrual basis and are included in the related category of income and expense in the income statement on the same basis as that arising from the underlying hedging transactions.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve and are recognised as income or as expense in the year in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

The retirement benefits costs charged to the income statement represent the contributions payable in respect of the current year to the Group's defined contribution retirement benefits schemes in Hong Kong and retirement plans in other jurisdictions for its employees.

4. TURNOVER

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns, during the year.

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions as follows:

- Distribution of computer components and information technology products
- Provision of integrated e-enabling solutions

Segment information about these businesses is set out as follows:

For the year ended 31 December 2004:

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Consolidated
	HK$'000	HK$'000	HK$'000
TURNOVER			
External sales	1,557,798	101,032	1,658,830
RESULT			
Segment result	32,866	14,812	47,678
Other operating income			6,518
Unallocated corporate expenses			(4,974)
Profit from operations			49,222
Finance costs			(15,421)
Share of results of associates			6
Profit before taxation			33,807
Taxation			(585)
Net profit for the year			33,222

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Consolidated
	HK$'000	HK$'000	HK$'000
At 31 December 2004:			
Assets			
Segment assets	814,355	7,737	822,092
Unallocated corporate assets			146,453
Consolidated total assets			968,545
Liabilities			
Segment liabilities	86,296	2,746	89,042
Unallocated corporate liabilities			427,650
Consolidated total liabilities			516,692
OTHER INFORMATION			
Allowance for doubtful debts	3	1,509	1,512
Allowance for inventories	830	1,661	2,491
Capital additions	10,800	–	10,800
Depreciation	1,982	19	2,001

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)

For the year ended 31 December 2003:

	Distribution of computer components and information technology products HK$'000	**Provision of integrated e-enabling solutions** HK$'000	**Consolidated** HK$'000
TURNOVER			
External sales	2,101,947	100,986	2,202,933
RESULT			
Segment result	43,575	14,321	57,896
Other operating income			13,137
Unallocated corporate expenses			(3,264)
Profit from operations			67,769
Finance costs			(14,940)
Profit before taxation			52,829
Taxation			(2,549)
Net profit for the year			50,280

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business segments (continued)

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Consolidated
	HK$'000	HK$'000	HK$'000
At 31 December 2003:			
Assets			
Segment assets	740,233	25,764	765,997
Unallocated corporate assets			159,788
Consolidated total assets			925,785
Liabilities			
Segment liabilities	165,671	4,514	170,185
Unallocated corporate liabilities			329,769
Consolidated total liabilities			499,954
OTHER INFORMATION			
Capital additions	947	–	947
Depreciation	926	9	935

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical segments

The Group's operations are substantially located in Hong Kong and the People's Republic of China (the "PRC") throughout the year. An analysis of the Group's sales by geographical market is set out as follows:

	2004	2003
	HK$'000	HK$'000
Turnover by geographical market:		
PRC	**1,023,654**	1,020,999
Hong Kong	**635,176**	1,181,934
	1,658,830	2,202,933
Contribution to gross profit by geographical market:		
PRC	**57,107**	52,374
Hong Kong	**25,895**	40,147
	83,002	92,521
Carrying amount of segment assets analysed by location of assets:		
PRC	**549,427**	485,740
Hong Kong	**419,118**	440,045
	968,545	925,785
Additions to plant and equipment analysed by location of assets:		
PRC	–	–
Hong Kong	**10,800**	947
	10,800	947

6. COST OF SALES

	2004	2003
	HK$'000	HK$'000
Cost of sales comprises:		
Cost of goods sold	1,656,527	2,196,802
Rebates	(80,699)	(86,390)
	1,575,828	2,110,412

7. OTHER OPERATING INCOME

	2004	2003
	HK$'000	HK$'000
Agency fee income	–	9,800
Gain on disposal of plant and equipment	–	13
Interest income on bank deposits	787	1,283
Promotional services income	3,256	1,317
Unrealised gain on interest rate swap transactions	551	–
Sundry income	1,924	724
	6,518	13,137

8. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging and (crediting):

	2004 HK$'000	2003 HK$'000
Allowance for doubtful debts	1,512	–
Allowance for inventories	2,491	–
Amortisation of goodwill	353	–
Auditors' remuneration	800	730
Depreciation of plant and equipment	2,001	935
Loss (gain) on disposal of plant and equipment	118	(13)
Operating lease rentals in respect of rented premises	5,115	3,905
Staff costs:		
Directors' remuneration		
– fees	511	480
– other emoluments	4,905	6,125
– retirement benefit scheme contributions	25	35
	5,441	6,640
Staff costs excluding directors' remuneration	12,851	15,135
Retirement benefit scheme contributions, excluding amounts included in directors' remuneration	181	273
	13,032	15,408
Total staff costs	18,473	22,048

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments:

	2004	2003
	HK$'000	HK$'000
Fees:		
Executive directors	**–**	–
Independent non-executive directors	**511**	480
	511	480
Other emoluments (executive directors):		
Salaries and other benefits *(note)*	**4,905**	6,125
Bonus	**–**	–
Retirement benefit scheme contributions	**25**	35
	4,930	6,160
Total emoluments	**5,441**	6,640

Note: The directors' salaries and other benefits include the operating lease rentals amounting to HK$840,000 (2003: HK$800,000) in respect of rented premises provided to a director. The amounts are also included in the operating lease rentals in respect of rented premises under note 8 above.

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

The emoluments of directors were within the following bands:

	Number of directors	
	2004	2003
Nil to HK$1,000,000	**4**	2
HK$1,000,001 to HK$1,500,000	**1**	1
HK$1,500,001 to HK$2,000,000	**–**	1
HK$2,000,001 to HK$2,500,000	**1**	–
HK$2,500,001 to HK$3,000,000	**–**	1
	6	5

Employees' emoluments:

During the year, the five highest paid individuals included three directors (2003: three directors), details of whose emoluments are set out above. The emoluments of the remaining two (2003: two) highest paid individuals are as follows:

	2004	2003
	HK$'000	HK$'000
Salaries and other benefits	**1,807**	1,942
Retirement benefit scheme contributions	**20**	19
	1,827	1,961

The emoluments of the remaining two (2003: two) highest paid individuals are within the following bands:

	Number of employees	
	2004	2003
Nil to HK$1,000,000	**2**	2

10. FINANCE COSTS

	2004	2003
	HK$'000	HK$'000
Interest on bank overdrafts and short-term bank borrowings wholly repayable within five years	**13,250**	11,777
Bank charges	**2,171**	3,163
	15,421	14,940

11. TAXATION

	2004	2003
	HK$'000	HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current year	**–**	2,314
Underprovision in previous years	**19**	235
Deferred tax *(Note 24)*	**566**	–
Taxation attributable to the Company and its subsidiaries	**585**	2,549

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

No provision for taxation has been made in respect of the Company's subsidiaries operating in other jurisdictions as they did not have assessable profits for both years.

11. TAXATION (continued)

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2004	2003
	HK$'000	HK$'000
Profit before taxation	**33,807**	52,829
Tax at Hong Kong Profits Tax rate of 17.5% (2003: 17.5%)	**5,916**	9,245
Tax effect of non-deductible expenses	**78**	88
Tax effect of exempted offshore profits	**(6,507)**	(7,450)
Tax effect of non-taxable income	**(132)**	(40)
Tax effect of utilisation of tax losses not previously recognised	**(50)**	–
Tax effect of tax losses not recognised	**1,048**	368
Tax effect of deductible temporary difference not previously recognised	**201**	–
Underprovision in previous years	**19**	235
Effect of different tax rates of subsidiaries operating in other jurisdictions	**7**	15
Others	**5**	88
Tax charge for the year	**585**	2,549

12. DIVIDEND

	2004	2003
	HK$'000	HK$'000
Interim dividend	**7,200**	–
Final dividend proposed	**–**	–
	7,200	–

Notes:

(a) An interim dividend at HK0.45 cent per share was paid during the year. The directors do not recommend the payment of a final dividend.

(b) In respect of the year ended 31 December 2003, no dividend had been paid or declared by the Company.

13. EARNINGS PER SHARE

The calculation of the basic earnings per share for the year is based on the net profit for the year of HK$33,222,000 (2003: HK$50,280,000) and on 1,600,000,000 (2003: 1,600,000,000) shares in issue.

The calculation of the diluted earnings per share is based on the net profit for the year of HK$33,222,000 (2003: HK$50,280,000) and on the weighted average of 1,600,048,792 (2003: 1,602,729,443) shares in issue and issuable on the assumption that the outstanding options are exercised on the date on which they are granted.

14. PLANT AND EQUIPMENT

	Furniture, fixtures and equipment HK$'000	**Motor vehicles** HK$'000	**Total** HK$'000
THE GROUP			
COST			
At 1 January 2004	2,947	2,364	5,311
Additions	10,800	–	10,800
Disposals	(322)	–	(322)
At 31 December 2004	**13,425**	**2,364**	**15,789**
DEPRECIATION			
At 1 January 2004	1,567	1,072	2,639
Provided for the year	1,528	473	2,001
Eliminated on disposals	(204)	–	(204)
At 31 December 2004	**2,891**	**1,545**	**4,436**
NET BOOK VALUES			
At 31 December 2004	**10,534**	**819**	**11,353**
At 31 December 2003	1,380	1,292	2,672

The Company did not have any plant and equipment during the year and at the balance sheet date.

15. INTERESTS IN ASSOCIATES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Share of net assets	**885**	–
Goodwill of associates	**13,768**	–
	14,653	–

Details of the Group's associates as at 31 December 2004 are as follows:

Name of associate	Place of incorporation	Principal place of operation	Attributable equity interest held by the Group	Principal activities
Jet Fidelity Holdings Company Limited	British Virgin Islands	Hong Kong	30%	Investment holding
Jet Fidelity Limited	Hong Kong	Hong Kong	30%	Provision of logistics and warehouse management services
Synergrator Logistics (HK) Limited	Hong Kong	Hong Kong	30%	Provision of logistics and warehouse management services

15. INTERESTS IN ASSOCIATES (continued)

Details of the goodwill of associates are as follows:

	THE GROUP
	HK$'000
COST	
Arising on acquisition of associates during the year	**14,121**
AMORTISATION	
Charge for the year	**353**
NET BOOK VALUE	
At 31 December 2004	**13,768**

Goodwill is amortised over 20 years.

16. INVESTMENT IN A SUBSIDIARY

	THE COMPANY
	2004 & 2003
	HK$'000
Unlisted shares	**112,569**

The carrying value of the unlisted shares is based on the fair values of the underlying net assets of the subsidiaries at the time they became members of the Group under the group reorganisation of the Group in August 2001.

Particulars of the Company's subsidiaries at 31 December 2004 are set out in note 31.

17. AMOUNTS DUE FROM/TO SUBSIDIARIES

The amounts are unsecured and interest-free. They are repayable within one year or on demand.

18. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Finished goods	**361,288**	331,924

Inventories of HK$6,390,000 (2003: nil) are carried at net realisable value at the balance sheet date.

19. TRADE RECEIVABLES, PREPAYMENTS AND DEPOSITS

The credit terms of the Group range from 30 to 180 days. The aged analysis of trade receivables at the reporting date is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Aged:		
0 to 30 days	**114,548**	119,229
31 to 60 days	**62,355**	55,403
61 to 90 days	**65,310**	69,436
91 to 180 days	**207,238**	177,608
Total trade receivables	**449,451**	421,676
Prepayments, deposits and other receivables	**3,022**	13,545
	452,473	435,221

20. TRADE PAYABLES, SALES DEPOSITS AND ACCRUED CHARGES

The aged analysis of trade payables at the reporting date is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Aged:		
0 to 30 days	**88,480**	164,441
31 to 60 days	**–**	–
61 to 90 days	**–**	–
Over 90 days	**561**	–
Total trade payables	**89,041**	164,441
Sales deposits	**3,483**	5,744
Accrued charges	**5,315**	5,299
	97,839	175,484

21. BANK OVERDRAFTS AND BANK BORROWINGS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Bank overdrafts	**268**	–
Bank borrowings	**418,019**	324,470
	418,287	324,470
Less: Amount due within one year included under current liabilities	**(387,487)**	(324,470)
Amount due after one year, but not exceeding two years	**30,800**	–
Secured	**350,622**	256,067
Unsecured	**67,665**	68,403
	418,287	324,470

22. SHARE CAPITAL

	No. of shares	HK$'000
Shares of HK$0.01 each		
Authorised:		
At 1 January 2003, 31 December 2003 and 31 December 2004	10,000,000,000	100,000
Issued and fully paid:		
At 1 January 2003, 31 December 2003 and 31 December 2004	1,600,000,000	16,000

23. RESERVES

	Share premium HK$'000	Special reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE GROUP				
A 1 January 2003	122,357	9,370	237,424	369,151
2002 final dividend paid	–	–	(9,600)	(9,600)
Net profit for the year	–	–	50,280	50,280
At 31 December 2003 and 1 January 2004	122,357	9,370	278,104	409,831
2004 interim dividend paid	–	–	(7,200)	(7,200)
Net profit for the year	–	–	33,222	33,222
At 31 December 2004	**122,357**	**9,370**	**304,126**	**435,853**

23. RESERVES (continued)

	Share premium HK$'000	Contributed reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY				
At 1 January 2003	122,357	112,369	67	234,793
2002 final dividend paid	–	–	(9,600)	(9,600)
Net profit for the year	–	–	9,607	9,607
At 31 December 2003 and 1 January 2004	122,357	112,369	74	234,800
2004 interim dividend paid	–	–	(7,200)	(7,200)
Net profit for the year	–	–	7,207	7,207
At 31 December 2004	**122,357**	**112,369**	**81**	**234,807**

The contributed surplus of the Company represents the difference between the carrying amounts of the underlying net assets of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued under the group reorganisation of the Group in August 2001.

The special reserve of the Group represents the difference between the nominal value of the shares of the acquired subsidiaries and the nominal value of the Company's shares issued for the acquisition under the group reorganisation.

The Company's reserves available for distribution to shareholders as at 31 December 2004 represent the aggregate of share premium, contributed surplus, accumulated profits of HK$234,807,000 (2003: HK$234,800,000).

24. DEFERRED TAXATION

The following are the major deferred tax liability and asset recognised and movements thereon during the current accounting year:

	Accelerated tax depreciation HK$'000	Tax loss HK$'000	Total HK$'000
THE GROUP			
Charge (credit) to income statement for the year and as at 31 December 2004 *(Note 11)*	1,474	(908)	566

For purpose of the balance sheet presentation, the above deferred tax assets and liabilities were offset. A deferred tax asset has been recognised for the year ended 31 December 2004 in respect of HK$5,191,000 (2003: nil).

At the balance sheet date, the Group had unused tax losses of approximately HK$18,327,000 (2003: HK$4,546,000) available for offset against future profits. A deferred tax asset has been recognised for the year ended 31 December 2004 in respect of HK$5,191,000 (2003: nil) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams of relevant subsidiaries. The unrecognised tax losses may be carried forward indefinitely except the losses of HK$2,450,000 (2003: HK$2,170,000) which will expire as follows:

Year of expiry	2004 HK$'000	2003 HK$'000
2005	**351**	351
2006	**496**	496
2007	**707**	707
2008	**616**	616
2009	**280**	–
	2,450	2,170

At the balance sheet date, there were no other significant temporary differences.

24. DEFERRED TAXATION (continued)

THE COMPANY

No provision for deferred taxation has been recognised in the financial statements, as the amount involved is insignificant.

25. PLEDGE OF ASSETS

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the respective balance sheet dates is as follows:

	2004	2003
	HK$'000	HK$'000
Assets pledged	**77,748**	118,877

In addition, the Group's bank deposits at the balance sheet date pledged to bankers to secure certain banking facilities were as follows:

	2004	2003
	HK$'000	HK$'000
Bank deposits pledged	**67,493**	65,999

26. MAJOR NON-CASH TRANSACTION

During the year, the Group transferred an amount of HK$8,190,000 (2003: nil) from deposits paid in respect of an accounting software to plant and equipment.

27. CONTINGENT LIABILITIES

The Group had no contingent liabilities at the balance sheet date.

The Company had executed guarantees for unlimited amounts in favour of its bankers in respect of banking facilities granted to its subsidiaries. The total amounts utilised by the subsidiaries as at 31 December 2004 were approximately HK$418,019,000 (2003: HK$324,470,000).

28. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments in respect of land and buildings under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	**1,706**	1,010
In the second to fifth year inclusive	**1,593**	560
	3,299	1,570

Operating lease payments represent rentals payable by the Group for certain of its office premises and employees' quarters. Leases are negotiated for an average of 2 years.

The Company had no operating lease commitment at the balance sheet date.

29. SHARE OPTION SCHEME

The Company's share option scheme (the "Option Scheme") was adopted pursuant to a resolution passed on 29 August 2001 for the purpose of recognition of the contribution from directors and eligible employees of the Group, and will expire in August 2011. Under the Option Scheme, the board of directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the Option Schemes, when aggregated with any shares subject to any other schemes is not permitted to exceed 10% of the issued share capital of the Company immediately upon the listing of the shares on the Stock Exchange, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in aggregate in any 12-month period is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders.

29. SHARE OPTION SCHEME (continued)

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the expiry of 6 months from the date of acceptance of the share option to such date as determined by the board of directors but in any event not exceeding 10 years. The exercise price is determined by the directors of the Company and will not be less than the higher of the average closing price of the shares for the five business days immediately preceding the date of grant or the closing price of the shares on the date of grant.

As the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") relating to the share option schemes were amended on 1 September 2001, share option can be granted under the Option Scheme provided that the existing Listing Rules on share option schemes are complied with.

On 30 May 2003, the shareholders of the Company resolved to make certain amendments to the Option Scheme. Under the amendments, the board of the directors of the Company may grant options to eligible participants in recognition of their contribution to the Group. Eligible participants are defined as any full-time or part-time employees of the Group (including any executive, non-executive and independent non-executive directors of the Company or any of its subsidiaries) and any suppliers, consultants and distributors of the Group who, in the sole discretion of the board of the directors of the Company, have contributed or may contribute to the Group. The options granted may be exercised at any time during a period to be determined and notified by the Board of the Company but in any event shall not exceed the period of 10 years from a business date immediately after the date of acceptance.

29. SHARE OPTION SCHEME (continued)

The following table discloses details of the Company's share options held by a director and employees and movements in such holdings during the year:

	Outstanding at 1 January	Granted during the year	Reallocation during the year	Outstanding at 31 December
For the year ended 31 December 2004				
Director *(Note a)*	–	–	2,080,000	2,080,000
Employees	45,370,000	14,300,000	(2,080,000)	57,590,000
Principal buyers *(Note b)*	12,980,000	30,700,000	–	43,680,000
	58,350,000	45,000,000	–	103,350,000
For the year ended 31 December 2003				
Employees	–	45,370,000	–	45,370,000
Principal buyers *(Note b)*	–	12,980,000	–	12,980,000
	–	58,350,000	–	58,350,000

Notes:

(a) Mr. Yen Chung Chuan was appointed as an executive director of the Company on 5 February 2004. Prior to the appointment, Mr. Yen was an employee of one of the subsidiaries of the Company.

(b) Principal buyers are the former employees of the Group.

29. SHARE OPTION SCHEME (continued)

Details of options granted are as follows:

Date of grant	Exercise period	Exercise price per share HK$
9 October 2003	10 October 2003 – 28 August 2011	0.3810
16 November 2004	17 November 2004 – 28 August 2011	0.2166

Total consideration received during the year from employees for taking up the options amounted to HK$3 (2003: HK$28).

The fair value of the Company's share at the date of offer of the above options, being the closing price of the Company's shares as stated in the daily quotation sheets issued by The Stock Exchange on the trading day immediately preceding that day, was HK$0.21 (2003: HK$0.38).

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

30. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution Mandatory Provident Fund Scheme under the Mandatory Provident Fund Scheme Ordinance for all qualifying employees in Hong Kong since December 2000. The assets of the scheme are held separately from those of the Group in funds under the control of trustees.

The employees of the Group's subsidiaries in other jurisdictions are members of state-managed retirement benefit schemes operated by the government of the jurisdictions. The subsidiaries are required to contribute a specified percentage of their payroll costs to the retirement benefit schemes. The only obligation of the Group with respect to the retirement benefit schemes is to make the specified contributions.

30. RETIREMENT BENEFITS SCHEMES (continued)

The total cost charged to the income statement of HK$197,000 (2003: HK$308,000) represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. As at 31 December 2004, contributions of HK$19,000 (2003: HK$26,000) due in respect of the current reporting year had not been paid to the schemes.

31. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries, all of which are wholly owned at 31 December 2004 are as follows:

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital/ registered capital	Attributable equity interest held by the Company		Principal activities
			Directly	Indirectly	
Advance Great Limited	Hong Kong	HK$10,000	–	100%	Trading of computer components
Ariel International Technology Co., Limited	Hong Kong	HK$10	–	100%	Trading of networking equipment
亞邦電腦國際貿易(上海)有限公司**	PRC	US$200,000	–	100%	Trading of computer components and networking products and provision of technical support and after-sales services
Artel Computer Solutions Limited	British Virgin Islands	US$200,000	–	100%	Investment holding
Artel e-Solutions Limited	British Virgin Islands	US$110	–	100%	Investment holding

31. PARTICULARS OF SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital/ registered capital	Attributable equity interest held by the Company Directly	Attributable equity interest held by the Company Indirectly	Principal activities
Artel International Holdings Limited	British Virgin Islands	US$5	100%	–	Investment holding
Artel Industries Limited	Hong Kong	Ordinary – HK$2 Deferred – HK$8,000,000*	–	100%	Trading of computer components and networking equipment and provision of integrated e-enabling solutions
Artel International Investments Limited	British Virgin Islands	US$1	–	100%	Inactive
Artel Macao Commercial Offshore Limited	Macau	MOP1,000,000	–	100%	Trading of computer components and networking equipment and provision of integrated e-enabling solutions
ASEP Solutions Limited	Hong Kong	HK$2	–	100%	Provision of e-enabling solutions and technical services
Best Hero Limited	Hong Kong	HK$10,000	–	100%	Trading of computer components

31. PARTICULARS OF SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital/ registered capital	Attributable equity interest held by the Company		Principal activities
			Directly	Indirectly	
Cyber King Group Limited	British Virgin Islands	US$1	–	100%	Inactive
Hashan Development Company, Limited	Hong Kong	HK$100,000	–	100%	Assets holding
Yiu Fai Trading Limited	British Virgin Islands	US$50,000	–	100%	Investment holding

* *The deferred shares are not held by the Group and practically carry no right to dividend or to receive notice of or to attend or vote at any annual general meeting of the subsidiary or to participate in any distribution on winding up.*

** *This subsidiary is a wholly foreign owned enterprise.*

None of the subsidiaries had issued any debt securities at the end of the year.

FINANCIAL SUMMARY

	For the year ended 31 December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Turnover	978,667	1,415,004	2,122,190	2,202,933	**1,658,830**
Profit before taxation	95,831	140,287	75,871	52,829	**33,807**
Taxation	(14,883)	(23,007)	(9,868)	(2,549)	**(585)**
Net profit for the year	80,948	117,280	66,003	50,280	**33,222**
Earnings per share (HK cents)					
Basic	6.3	8.7	4.1	3.1	**2.1**

	At 31 December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	431,923	631,233	1,187,668	925,785	**968,545**
Total liabilities	(308,212)	(268,885)	(802,517)	(499,954)	**(516,692)**
Shareholders' funds	123,711	362,348	385,151	425,831	**451,853**

Note: The financial data for the year ended 31 December 2000 was extracted from the prospectus of the Company dated 12 October 2001.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of Artel Solutions Group Holdings Limited (the "**Company**") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Kowloon, Hong Kong on Friday, 27 May 2005 at 11:00 a.m. to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors and auditors of the Company for the year ended 31 December 2004;

2. to re-elect directors of the Company (the "**Directors**") and to authorise the board of Directors to fix the Directors' remuneration;

3. to re-appoint auditors and to authorise the board of Directors to fix their remuneration;

4. to, as special business, consider and, if thought fit, passing the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued Shares and to make or grant offers, agreements and options, including warrants to subscribe for Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise), issued or dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "**Companies Law**") or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

5. to, as special business, consider and, if thought fit, passing the following resolution as an ordinary resolution:

"**THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase the Shares on The Stock Exchange of Hong Kong Limited (the"**Stock Exchange**") or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of the Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors of the Company by this resolution."

Notice of Annual General Meeting

6. "**THAT** the Directors be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 4 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

Hong Kong, 28 April 2005

Yours faithfully
For and on behalf of the board of Directors of
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head office and principal place of business in Hong Kong:
Unit 858, 8th Floor
HITEC, 1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

Notice of Annual General Meeting

Notes:

1 A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the Articles of Association, vote in his stead. A proxy need not be a member of the Company.

2 In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. In relation to the proposed resolution no. 2 above, Mr. Yim Hing Wah and Ms. Hu Gin Ing will retire from their offices of Directors at the above meeting pursuant to Article 86(3) and Article 87(1) respectively and, being eligible, Mr. Yim Hing Wah and Ms. Hu Gin Ing will offer themselves for re-election.

4. In relation to the proposed resolutions nos. 4 and 6 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of Shares under the Listing Rules. The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by shareholders.

5. In relation to proposed resolution no. 5 above, the directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules is set out in Appendix I to the circular in relation to the proposed grant of general mandates to issue new Shares and repurchase Shares accompanying the annual report.

股東週年大會通告

附註：

1. 凡有權出席上述通告召開大會及於會上投票之股東，均有權委任一位或多位代表出席及根據本公司之組織章程之條款代其投票。受委代表毋須為本公司股東。

2. 隨附股東週年大會適用之代表委任表格。股東務請按照代表委任表格所印之指示填妥及簽署該表格，並連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該授權書或授權文件副本，最遲於大會或續會舉行時間48小時前送回本公司之股份過戶登記處香港分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

3. 有關上文提呈之第2項決議案，嚴慶華先生及胡競英女士將分別根據本公司組織章程第86(3)及87(1)條於上述大會退任董事之職，但仍有資格並願意膺選連任。

4. 有關上文提呈之第4項及第6項決議案，乃徵求股東批准授予董事一般授權以授權根據上市規則配發及發行股份。除根據本公司之購股權計劃或股東可能批准之以股代息計劃須發行之股份外，董事現時並無即時計劃發行任何新股。

5. 有關上文提呈之第5項決議案，董事謹此聲明彼等將行使獲授之權力，在彼等認為對股東有利之適當情況下購回股份。上市規則規定須向股東提供所需資料，以便股東就提呈之決議案作出知情決定之說明文件已載於本通函附錄一。

股東週年大會通告

6. 「**動議**授權董事行使上文第4項決議案(a)段所述有關本公司就該決議案(c)段(bb)分段之股本之授權。」

香港，二零零五年四月二十八日

承董事會命
宏通集團控股有限公司
主席
游本宏
謹啟

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

香港總辦事處及主要營業地點：
香港九龍
九龍灣
展貿徑1號
國際展貿中心8樓858室

股東週年大會通告

5. 作為特別事項，考慮及酌情通過下列作為特別決議案之決議案：

「**動議**：

(a) 一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以在香港聯合交易所有限公司（「**聯交所**」）或本公司股份可能進行上市及就此目的獲證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所購回股份或按照證券及期貨事務監察委員會或聯交所之規則及規定、公司法及其他一切適用法例購回股份；

(b) 本公司依據上文(a)段之批准在有關期間內可購回之股份面值總額不得超過本公司於本決議案獲得通過之日已發行股本面值總額之10%；而根據本決議案第(a)段之授權亦須受此數額限制；及

(c) 就本決議案而言，「**有關期間**」乃指由本決議案通過之日期至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、公司法或開曼群島之任何其他適用法例規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂。」

(d) 就本決議案而言：

「**有關期間**」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程、開曼群島公司法第22章（經綜合一九六一年第三號法案而修訂）（「**公司法**」）或開曼群島法之任何其他適用法律規定本公司下屆股東週年大會須予召開之期限屆滿；及

(iii) 本決議案授予董事之授權被本公司股東於股東大會上通過普通決議案撤銷或修訂；

「**配售新股**」指董事於指定期間內向於指定記錄日期名列股東名冊之股份持有人，按彼等之持股比例提呈發售股份或提呈發售或發行認股權證、購股權或其他賦予權利可認購股份之證券（惟董事可就零碎股權或經考慮香港以外任何司法權區或香港以外任何認可監管機構或任何證券交易所之法例或規定所引致之任何限制或責任或有關限制或責任之存在或範圍可能涉及之開支或遞延後，作出彼等認為必需或適當之豁免或另作安排）。」

(b) 上文(a)段之批准將授權董事在有關期間內作出或授予可能須於有關期間終止後行使上述權力之售股建議、協議及購股權；

(c) 董事依據上文(a)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他理由而配發者)、發行或處理之股本面值總額(不包括因(i)配售新股(定義見下文)；或(ii)本公司購股權計劃授出之任何購股權獲行使；或(iii)按照本公司不時生效之組織章程提供任何以股代息或類似安排，以配發及發行股份以取代股份之全部或部份股息；或(iv)根據本公司任何認股權證或任何可換股證券之條款行使認購權或換股權而配發者)合共不得超過：

(aa) 本公司於本決議案獲得通過之日期已發行股本面值總額之20%；及

(bb) (如董事獲本公司股東以另一項普通決議案授權)本公司在本決議案獲得通過之後購回之本公司任何股本之面值(最多相等於本公司於本決議案獲得通過之日期已發行股本面值總額之10%)，

及根據本決議案第(a)段之授權亦須受此數額限制；及

股東週年大會通告

茲通告宏通集團控股有限公司（「本公司」）謹訂於二零零五年五月二十七日星期五上午十一時正假座香港九龍灣展貿徑1號國際展貿中心315室召開股東週年大會，藉以處理下列普通事項：

1. 接納及考慮本公司截至二零零四年十二月三十一日止年度之經審核綜合財務報表及本公司董事會報告及核數師報告；

2. 重選本公司董事（「**董事**」）及授權董事會釐定董事之酬金；

3. 重新聘任核數師及授權董事會釐定其酬金；

4. 作為特別事項，考慮及酌情通過下列作為普通決議案之決議案：

「**動議**：

(a) 在下文(c)段之限制下及根據香港聯合交易所有限公司（「**聯交所**」）證券上市規則之規定，一般性及無條件批准董事在有關期間（定義見下文）行使本公司所有權力，以配發、發行及處理本公司未發行股份，並作出或授予可能需要行使此等權力之售股建議、協議及購股權（包括認購股份之認股權證）；

財務概要

	截至十二月三十一日止年度				
	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	**二零零四年** **千港元**
業績					
營業額	978,667	1,415,004	2,122,190	2,202,933	**1,658,830**
除稅前溢利	95,831	140,287	75,871	52,829	**33,807**
稅項	(14,883)	(23,007)	(9,868)	(2,549)	**(585)**
年度純利	80,948	117,280	66,003	50,280	**33,222**
每股盈利(港仙)					
基本	6.3	8.7	4.1	3.1	**2.1**

	於十二月三十一日				
	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	**二零零四年** **千港元**
資產及負債					
資產總值	431,923	631,233	1,187,668	925,785	**968,545**
負債總額	(308,212)	(268,885)	(802,517)	(499,954)	**(516,692)**
股東資金	123,711	362,348	385,151	425,831	**451,853**

附註： 截至二零零零年十二月三十一日止年度之財務數據乃摘錄自本公司於二零零一年十月十二日刊發之售股章程。

31. 附屬公司詳情(續)

附屬公司名稱	註冊成立及經營地點	已發行及繳足股本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
Cyber King Group Limited	英屬處女群島	1美元	–	100%	暫無業務
Hashan Development Company, Limited	香港	100,000港元	–	100%	資產控股
Yiu Fai Trading Limited	英屬處女群島	50,000美元	–	100%	投資控股

* *遞延股份並非由本集團持有，實際上無權獲派股息、收取附屬公司任何股東週年大會通告或出席大會或在會上投票或於清盤時獲得任何分派。*

** *此附屬公司為全外資擁有企業。*

截止年結日，概無任何附屬公司發行任何債務證券。

31. 附屬公司詳情（續）

附屬公司名稱	註冊成立及經營地點	已發行及繳足股本／註冊資本	本公司持有之應佔股權 直接	間接	主要業務
Artel International Holdings Limited	英屬處女群島	5美元	100%	–	投資控股
宏恩國際有限公司	香港	普通股－2港元 遞延股份－8,000,000港元*	–	100%	買賣電腦組件與網絡設備及提供綜合電子啟動方案
Artel International Investments Limited	英屬處女群島	1美元	–	100%	暫無業務
Artel Macao Commercial Offshore Limited	澳門	1,000,000澳門元	–	100%	買賣電腦組件與網絡產品及提供綜合電子啟動方案
宏碩科技有限公司	香港	2港元	–	100%	提供電子啟動方案及技術服務
星霸有限公司	香港	10,000港元	–	100%	買賣電腦組件

30. 退休福利計劃（續）

計入損益表之總成本197,000港元（二零零三年：308,000港元）指本集團按該等計劃規則指定之比率向該等計劃應付之供款。於二零零四年十二月三十一日，目前報告年度到期之該等計劃供款19,000港元（二零零三年：26,000港元）尚未支付。

31. 附屬公司詳情

本公司於二零零四年十二月三十一日各全資附屬公司之詳情如下：

附屬公司名稱	註冊成立及經營地點	已發行及繳足股本／註冊資本	本公司持有之應佔股權 直接	本公司持有之應佔股權 間接	主要業務
倡力有限公司	香港	10,000港元	-	100%	買賣電腦組件
泓磊國際科技有限公司	香港	10港元	-	100%	買賣網絡設備
亞邦電腦國際貿易（上海）有限公司**	中國	200,000美元	-	100%	買賣電腦組件與網絡產品及提供技術支援與售後服務
Artel Computer Solutions Limited	英屬處女群島	200,000美元	-	100%	投資控股
Artel e-Solutions Limited	英屬處女群島	110美元	-	100%	投資控股

29. 購股權計劃（續）

授出之購股權如下：

授出日期	行使期	每股行使價 港元
二零零三年十月九日	二零零三年十月十日至二零一一年八月二十八日	0.3810
二零零四年十一月十六日	二零零四年十一月十七日至二零一一年八月二十八日	0.2166

年內就僱員接納購股權而收取之總代價為3港元（二零零三年：28港元）。

本公司股份於授出上述購股權之日之公平價值（即緊接該日前之交易日聯交所發出之每日報價表所列之本公司股份收市價）為0.21港元（二零零三年：0.38港元）。

所授出購股權之財務影響僅在購股權獲行使時方在本公司或本集團之資產負債表入賬，而年內並無就所授購股權之價值在損益表確認任何支出。購股權行使時，本公司將就此發行之有關股份按股份面值列賬為額外股本，而每股行使價超逾股份面值部份則計入股份溢價賬。於行使日期前失效或註銷之購股權自未行使購股權登記冊刪除。

30. 退休福利計劃

自二零零零年十二月起，本集團根據強制性公積金計劃條例，為香港所有合資格僱員設立界定供款強制性公積金。該計劃之資產由信託人基金管理，並與本集團資產分別獨立持有。

本集團於其他司法權區之附屬公司之僱員乃該等司法權區政府實行之國家管理退休福利計劃之成員。該等附屬公司須按彼等之工資成本指定百分比向退休福利計劃供款。本集團有關退休福利計劃之唯一義務乃作出指定之供款。

29. 購股權計劃(續)

下表披露一名董事及僱員所持有本公司購股權之詳情以及年內所持有購股權之變動:

	於一月一日尚未行使	年內授出	年內重新分配	於十二月三十一日尚未行使
截至二零零四年十二月三十一日止年度				
董事(*附註a*)	–	–	2,080,000	2,080,000
僱員	45,370,000	14,300,000	(2,080,000)	57,590,000
主要買家(*附註b*)	12,980,000	30,700,000	–	43,680,000
	58,350,000	45,000,000	–	103,350,000
截至二零零三年十二月三十一日止年度				
僱員	–	45,370,000	–	45,370,000
主要買家(*附註b*)	–	12,980,000	–	12,980,000
	–	58,350,000	–	58,350,000

附註

(a) 嚴中川先生於二零零四年二月五日獲委任為本公司執行董事。嚴先生獲委任前,為本公司其中一間附屬公司之僱員。

(b) 主要買家為本集團前僱員。

29. 購股權計劃(續)

授出之購股權須於授出日期起計28日內按每份購股權1港元之價格予以接納。購股權可於接納購股權之日後六個月至董事會釐訂之期間(但任何情況下不得超過十年)行使。行使價由本公司董事釐定,惟不低於股份於緊接授出日期前五個營業日之平均收市價或購股權授出當日之股份收市價(以較高者為準)。

由於有關購股權計劃之聯交所證券上市規則(「上市規則」)於二零零一年九月一日修訂,購股權可根據該計劃授出,惟須符合現行上市規則有關購股權計劃之規定。

於二零零三年五月三十日,本公司股東議決對該計劃作出若干修訂。根據有關修訂,本公司董事會可向合資格參與者授出購股權,以認許彼等對本集團之貢獻。合資格參與者指本集團任何全職或兼職僱員(包括本公司及其任何附屬公司任何執行、非執行及獨立非執行董事)及本公司董事會全權認為曾經或可能會對本集團作出貢獻之本集團任何供應商、顧問及分銷商。授出的購股權可在本公司董事會釐定之期間隨時行使,惟無論如何不得遲於緊隨購股權接納日期後之營業日起計10年。

28. 經營租賃承擔

於結算日，本集團有關土地及樓宇之不可撤銷經營租賃在未來須承擔之最低租賃款項到期日如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**1,706**	1,010
第二至五年（包括首尾兩年）	**1,593**	560
	3,299	1,570

經營租賃款項指本集團就其若干辦公室物業及僱員宿舍應付之租金，租期經商議平均為2年。

本公司於結算日概無經營租賃承擔。

29. 購股權計劃

本公司之購股權計劃（「該計劃」）乃根據二零零一年八月二十九日通過之一項決議案而採納，目的為確認本集團董事及合資格僱員之貢獻，該計劃期限將於二零一一年八月屆滿。根據該計劃，本公司董事會可向合資格僱員，當中包括本公司及其附屬公司之董事，授予購股權以認購本公司股份。

根據該計劃及本公司任何其他計劃，在因行使所有獲授而尚未行使之已發行在外購股權可發行之股份總數不得超過本公司不時已發行股份之30%之條件下，如未經本公司股東事先批准，根據有關該計劃可能授出之購股權之股份總數，與根據任何其他計劃所涉之任何股份合計不得超過緊隨股份於聯交所上市之後本公司已發行股本之10%。如未經本公司股東事先批准，於任何12個月期間可能授予任何人士之購股權而發行之股份總數，不得超過本公司已發行股份之1%。

24. 遞延税項（續）

本公司

由於所涉及金額微不足道，故於財務報表中並未確認遞延税項之撥備。

25. 資產抵押

根據本集團與一間主要供應商所訂立之分銷協議條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團欠負之任何未償還欠款之抵押。於有關結算日，相關已抵押資產總額如下：

	二零零四年 **千港元**	二零零三年 千港元
已抵押資產	**77,748**	118,877

此外，本集團於結算日之銀行存款已抵押予往來銀行以取得若干銀行信貸，詳情如下：

	二零零四年 **千港元**	二零零三年 千港元
已抵押銀行存款	**67,493**	65,999

26. 主要非現金交易

年內，本集團從有關會計軟件之已付按金轉撥8,190,000港元（二零零三年：無）至廠房及設備。

27. 或然負債

本集團於結算日概無或然負債。

本公司就其附屬公司獲取之銀行借貸簽立以其往來銀行為受益人之無上限擔保。於二零零四年十二月三十一日，附屬公司已動用合共約418,019,000港元（二零零三年：324,470,000港元）。

24. 遞延税項

以下為於本會計年度確認之主要遞延税項負債及資產以及有關之變動情況：

	加速税項折舊	税項虧損	總計
	千港元	千港元	千港元
本集團			
年內及於二零零四年十二月三十一日在損益賬中扣除（計入）*（附註11）*	1,474	(908)	566

就呈列資產負債表而言，上述遞延税項資產及負債已抵銷。截至二零零四年十二月三十一日止年度，已確認5,191,000港元（二零零三年：無）之遞延税項資產。

於結算日，本集團之未動用税項虧損約18,327,000港元（二零零三年：4,546,000港元）可抵銷未來溢利。截至二零零四年十二月三十一日止年度已就有關虧損之5,191,000港元（二零零三年：無）確認遞延税項資產。由於未能預測有關附屬公司之未來溢利流量，故未就餘下税項虧損確認遞延税項資產。未確認之税項虧損可永久結轉，惟虧損2,450,000港元（二零零三年：2,170,000港元）將於下列期間屆滿：

屆滿年期	**二零零四年**	二零零三年
	千港元	千港元
二零零五年	**351**	351
二零零六年	**496**	496
二零零七年	**707**	707
二零零八年	**616**	616
二零零九年	**280**	–
	2,450	2,170

於結算日，並無其他重大臨時差額。

23. 儲備（續）

	股份溢價 千港元	繳入盈餘 千港元	累計溢利 千港元	總計 千港元
本公司				
於二零零三年一月一日	122,357	112,369	67	234,793
已派付二零零二年末期股息	–	–	(9,600)	(9,600)
年度純利	–	–	9,607	9,607
於二零零三年十二月三十一日及二零零四年一月一日	122,357	112,369	74	234,800
已派付二零零四年中期股息	–	–	(7,200)	(7,200)
年度純利	–	–	7,207	7,207
於二零零四年十二月三十一日	**122,357**	**112,369**	**81**	**234,807**

本公司之繳入盈餘指本公司收購附屬公司當日之相關資產淨值賬面值與本公司根據本集團於二零零一年八月進行之集團重組發行之本公司股份面值之差額。

本集團之特別儲備指被收購附屬公司之股份面值與本公司根據集團重組進行收購所發行股份面值之差額。

本公司於二零零四年十二月三十一日之可分派予股東之儲備指股份溢價、繳入盈餘及累計溢利之總額234,807,000港元（二零零三年：234,800,000港元）。

22. 股本

	股份數目	千港元
每股面值0.01港元之股份		
法定：		
於二零零三年一月一日、二零零三年十二月三十一日及二零零四年十二月三十一日	10,000,000,000	100,000
已發行及繳足：		
於二零零三年一月一日、二零零三年十二月三十一日及二零零四年十二月三十一日	1,600,000,000	16,000

23. 儲備

	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
本集團				
於二零零三年一月一日	122,357	9,370	237,424	369,151
已派付二零零二年末期股息	–	–	(9,600)	(9,600)
年度純利	–	–	50,280	50,280
於二零零三年十二月三十一日及二零零四年一月一日	122,357	9,370	278,104	409,831
已派付二零零四年中期股息	–	–	(7,200)	(7,200)
年度純利	–	–	33,222	33,222
於二零零四年十二月三十一日	**122,357**	**9,370**	**304,126**	**435,853**

20. 貿易應付賬款、銷售訂金及應計開支

於報告日期之貿易應付賬款賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
賬齡：		
0至30日	**88,480**	164,441
31至60日	**–**	–
61至90日	**–**	–
超過90日	**561**	–
貿易應付賬款總額	**89,041**	164,441
銷售訂金	**3,483**	5,744
應計開支	**5,315**	5,299
	97,839	175,484

21. 銀行透支及銀行借貸

	本集團	
	二零零四年	二零零三年
	千港元	千港元
銀行透支	**268**	–
銀行借貸	**418,019**	324,470
	418,287	324,470
減：流動負債項下一年內到期之款項	**(387,487)**	(324,470)
一年後但兩年內到期之款項	**30,800**	–
有抵押	**350,622**	256,067
無抵押	**67,665**	68,403
	418,287	324,470

18. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
製成品	**361,288**	331,924

存貨6,390,000港元（二零零三年：無）均按結算日之可變現淨值列賬。

19. 貿易應收賬款、預付款項及按金

本集團之信貸期由30至180日。於報告日期之貿易應收賬款賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
賬齡：		
0至30日	**114,548**	119,229
31至60日	**62,355**	55,403
61至90日	**65,310**	69,436
91至180日	**207,238**	177,608
貿易應收賬款總額	**449,451**	421,676
預付款項、按金及其他應收款項	**3,022**	13,545
	452,473	435,221

15. 於聯營公司之權益(續)

聯營公司之商譽詳情如下:

	本集團 千港元
成本	
年內收購聯營公司產生	**14,121**
攤銷	
年內攤銷	**353**
賬面淨值	
於二零零四年十二月三十一日	**13,768**

商譽分二十年攤銷。

16. 於一間附屬公司之投資

	本公司 二零零四年及 二零零三年 千港元
非上市股份	**112,569**

非上市股份之賬面值乃按該附屬公司根據本集團於二零零一年八月進行之集團重組成為本集團成員公司時之相關資產淨值之公平值計算。

本公司附屬公司於二零零四年十二月三十一日之詳情載於附註31。

17. 應收/應付附屬公司款項

款項為無抵押及免息,並須於一年內或於提出要求時償還。

15. 於聯營公司之權益

	董事數目	
	二零零四年	二零零三年
	千港元	千港元
分佔資產淨值	**885**	–
聯營公司之商譽	**13,768**	–
	14,653	–

本集團之聯營公司於二零零四年十二月三十一日之詳情如下：

聯營公司名稱	**成立地點**	**主要營業地點**	**本集團持有之應佔股權**	**主要業務**
正揚控股有限公司	英屬處女群島	香港	30%	投資控股
正揚有限公司	香港	香港	30%	提供物流及貨倉管理服務
方圓物流(香港)有限公司	香港	香港	30%	提供物流及貨倉管理服務

13. 每股盈利

本年度每股基本盈利乃按本年度純利33,222,000港元（二零零三年：50,280,000港元）及已發行股份1,600,000,000股（二零零三年：1,600,000,000股）計算。

每股攤薄盈利則按本年度純利33,222,000港元（二零零三年：50,280,000港元），以及假設未行使購股權於授出當日已行使之情況下應有已發行及可發行股份加權平均數1,600,048,792股（二零零三年：1,602,729,443股）計算。

14. 廠房及設備

	傢俬、裝置及設備 千港元	汽車 千港元	總計 千港元
本集團			
成本值			
於二零零四年一月一日	2,947	2,364	5,311
添置	10,800	–	10,800
出售	(322)	–	(322)
於二零零四年十二月三十一日	**13,425**	**2,364**	**15,789**
折舊			
於二零零四年一月一日	1,567	1,072	2,639
年內撥備	1,528	473	2,001
出售時撇銷	(204)	–	(204)
於二零零四年十二月三十一日	**2,891**	**1,545**	**4,436**
賬面淨值			
於二零零四年十二月三十一日	**10,534**	**819**	**11,353**
於二零零三年十二月三十一日	1,380	1,292	2,672

本公司於年內及結算日概無任何廠房及設備。

11. 稅項（續）

本年度稅項支出與綜合損益表所載溢利對賬如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	**33,807**	52,829
按香港利得稅稅率17.5%（二零零三年：17.5%）計稅	**5,916**	9,245
不可扣稅開支之稅務影響	**78**	88
豁免境外溢利之稅務影響	**(6,507)**	(7,450)
毋須課稅收入之稅務影響	**(132)**	(40)
動用先前未確認稅務虧損之稅務影響	**(50)**	–
未確認稅務虧損之稅務影響	**1,048**	368
先前未確認之可扣稅暫時差額之稅務影響	**201**	–
過往年度撥備不足	**19**	235
在其他司法權區經營之附屬公司不同稅率之影響	**7**	15
其他	**5**	88
本年度稅項支出	**585**	2,549

12. 股息

	二零零四年 千港元	二零零三年 千港元
中期股息	**7,200**	–
擬派末期股息	**–**	–
	7,200	–

附註：

(a) 本公司於年內派付中期股息每股0.45港仙。董事不建議派付末期股息。

(b) 本公司並無就截至二零零三年十二月三十一日止年度派付或宣派股息。

10. 財務費用

	二零零四年 千港元	二零零三年 千港元
須於五年內悉數償還之銀行透支及短期銀行借貸利息	**13,250**	11,777
銀行收費	**2,171**	3,163
	15,421	14,940

11. 稅項

	二零零四年 千港元	二零零三年 千港元
支出包括：		
香港利得稅：		
本年度	**–**	2,314
過往年度撥備不足	**19**	235
遞延稅項（*附註24*）	**566**	–
本公司及其附屬公司應佔稅項	**585**	2,549

香港利得稅乃以本年度估計應課稅溢利按17.5%（二零零三年：17.5%）計算。

由於本公司於其他司法權區經營之附屬公司於以上兩個年度均無應課稅溢利，故並無就該等附屬公司作出稅項撥備。

9. 董事及僱員酬金（續）

董事之酬金介乎以下範圍：

	董事數目	
	二零零四年	二零零三年
零至1,000,000港元	**4**	2
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**–**	1
2,000,001港元至2,500,000港元	**1**	–
2,500,001港元至3,000,000港元	**–**	1
	6	5

僱員酬金：

本年內五名最高薪人士包括三名董事（二零零三年：三名董事），彼等之酬金詳情載於上文。其餘兩名（二零零三年：兩名）最高薪人士之酬金如下：

	二零零四年	二零零三年
	千港元	千港元
薪金及其他福利	**1,807**	1,942
退休福利計劃供款	**20**	19
	1,827	1,961

其餘兩名（二零零三年：兩名）最高薪人士之酬金介乎以下範圍：

	員工人數	
	二零零四年	二零零三年
零至1,000,000港元	**2**	2

9. 董事及僱員酬金

董事酬金：

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	–	–
獨立非執行董事	**511**	480
	511	480
其他酬金（執行董事）：		
薪金及其他福利（*附註*）	**4,905**	6,125
花紅	–	–
退休福利計劃供款	**25**	35
	4,930	6,160
總酬金	**5,441**	6,640

附註： 董事之薪金及其他福利包括為一名董事提供租賃物業之840,000港元（二零零三年：800,000港元）經營租賃租金。該款項亦計算在上文附註8有關租賃物業之經營租賃租金內。

8. 經營溢利

經營溢利已扣除及(計入)下列各項:

	二零零四年 千港元	二零零三年 千港元
呆賬撥備	**1,512**	–
存貨撥備	**2,491**	–
商譽攤銷	**353**	–
核數師酬金	**800**	730
廠房及設備折舊	**2,001**	935
出售廠房及設備之虧損(收益)	**118**	(13)
有關租賃物業之經營租賃租金	**5,115**	3,905
員工成本:		
董事酬金		
—袍金	**511**	480
—其他酬金	**4,905**	6,125
—退休福利計劃供款	**25**	35
	5,441	6,640
不包括董事酬金之僱員成本	**12,851**	15,135
退休福利計劃供款(不包括計入董事酬金之款額)	**181**	273
	13,032	15,408
總僱員成本	**18,473**	22,048

6. 銷售成本

	二零零四年 千港元	二零零三年 千港元
銷售成本包括:		
已售貨品之成本	**1,656,527**	2,196,802
回佣	**(80,699)**	(86,390)
	1,575,828	2,110,412

7. 其他經營收入

	二零零四年 千港元	二零零三年 千港元
代理費收入	**–**	9,800
出售廠房及設備收益	**–**	13
銀行存款之利息收入	**787**	1,283
推廣服務收入	**3,256**	1,317
掉期息率交易之未變現收益	**551**	–
雜項收入	**1,924**	724
	6,518	13,137

5. 業務及地區分類（續）

地區分類

本集團全年之業務主要位於香港及中華人民共和國（「中國」）。本集團按地區市場之銷售分析載列如下：

	二零零四年 千港元	二零零三年 千港元
按地區市場劃分之營業額：		
中國	**1,023,654**	1,020,999
香港	**635,176**	1,181,934
	1,658,830	2,202,933
按地區市場劃分之毛利貢獻：		
中國	**57,107**	52,374
香港	**25,895**	40,147
	83,002	92,521
按資產所在地劃分之分類資產賬面值：		
中國	**549,427**	485,740
香港	**419,118**	440,045
	968,545	925,785
按資產所在地劃分之廠房及設備之增加：		
中國	**–**	–
香港	**10,800**	947
	10,800	947

5. 業務及地區分類（續）

業務分類（續）

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
於二零零三年十二月三十一日：			
資產			
分類資產	740,233	25,764	765,997
未分配公司資產			159,788
綜合總資產			925,785
負債			
分類負債	165,671	4,514	170,185
未分配公司負債			329,769
綜合總負債			499,954
其他資料			
資本增加	947	–	947
折舊	926	9	935

5. 業務及地區分類(續)

業務分類(續)

截至二零零三年十二月三十一日止年度:

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	2,101,947	100,986	2,202,933
業績			
分類業績	43,575	14,321	57,896
其他經營收入			13,137
未分配公司開支			(3,264)
經營溢利			67,769
財務費用			(14,940)
除稅前溢利			52,829
稅項			(2,549)
年度純利			50,280

5. 業務及地區分類（續）

業務分類（續）

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
於二零零四年十二月三十一日：			
資產			
分類資產	814,355	7,737	822,092
未分配公司資產			146,453
綜合總資產			968,545
負債			
分類負債	86,296	2,746	89,042
未分配公司負債			427,650
綜合總負債			516,692
其他資料			
呆賬撥備	3	1,509	1,512
存貨撥備	830	1,661	2,491
資本增加	10,800	–	10,800
折舊	1,982	19	2,001

5. 業務及地區分類

業務分類

在管理上，本集團目前分為以下兩個營運部門：

- 分銷電腦組件及資訊科技產品
- 提供綜合電子啟動方案

有關上述業務之分類資料載列如下：

截至二零零四年十二月三十一日止年度：

	分銷電腦組件及資訊科技產品 千港元	提供綜合電子啟動方案 千港元	綜合 千港元
營業額			
對外銷售	1,557,798	101,032	1,658,830
業績			
分類業績	32,866	14,812	47,678
其他經營收入			6,518
未分配公司開支			(4,974)
經營溢利			49,222
財務費用			(15,421)
分佔聯營公司業績			6
除稅前溢利			33,807
稅項			(585)
年度純利			33,222

3. 主要會計政策(續)

稅項(續)

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期應支付或收回之稅項,並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認,而遞延稅項資產在可能出現可利用暫時差額扣減之應課稅溢利時確認。倘若交易中因商譽(或負商譽)或因業務合併以外原因首次確認其他資產及負債而引致之暫時差額並不影響應課稅溢利及會計溢利時,則不會確認該等資產及負債。

遞延稅項負債亦按附屬公司投資所引致之應課稅暫時差額而確認,惟若本集團可控制暫時差額之撥回而暫時差額於可見將來應不會撥回之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討,並於不再有足夠應課稅溢利變現全部或部份資產價值時作出相應調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於損益表中扣除或計入損益表,惟倘遞延稅項關乎直接在股本權益中扣除或計入股本權益之項目,則亦會於股本權益中處理。

退休福利成本

於損益表扣除之退休福利成本指本集團於當年度為僱員向在香港成立之界定供款退休福利計劃及其他司法權區之退休計劃作出之應付供款。

4. 營業額

營業額指年內向外界客戶出售產品及提供服務已收及應收之款項減去年內貿易折扣及退貨。

3. 主要會計政策（續）

存貨

存貨以成本值與可變現淨值兩者中之較低者列出。成本值按先入先出方法計算。

掉期息率

本集團之掉期息率乃作對沖之用。要符合作對沖用途，該掉期息率必須在合約成立時可有效地減低與對沖有關並指定作對沖之有關資產或負債之利率風險。

掉期息率所產生之淨利息以應計基準入賬，並以與產生自相關對沖交易之相同基準列入損益表之收入及費用相關類別。

外幣

非港元之交易均按交易日匯率折算為港元。於結算日以外幣計算之貨幣資產及負債均按當日之匯率換算為港元。匯兑損益均在損益表內處理。

綜合賬目時，本集團海外業務之資產及負債，均按結算日之匯率換算。收入及開支項目按年度平均匯率換算。由此產生之匯兑差額（如有）被分類為股本，並轉移至本集團之換算儲備中，且於業務出售之年度確認為收入或開支。

税項

所得税開支指目前應付税項及遞延税項之總額。

當期應付之税項乃按有關期間應課税溢利計算。由於應課税溢利不包括於其他期間應課税或可扣税之收入或開支項目，亦不包括毋須課税或不可扣税之項目，故此應課税溢利與損益表所載純利並不相同。本集團之當期税務負債乃按於結算日有效或實際有效之税率計算。

3. 主要會計政策(續)

收入確認(續)

存款之利息收入乃按尚餘本金及適用之利率以時間基準確認入賬。

投資之股息收入於股東可收取有關款項之權利獲肯定時確認入賬。

租賃

倘租賃條款將所有權絕大部份風險及收益轉歸本公司,則租賃被分類為融資租賃。所有其他租賃被分類為經營租賃。

經營租賃之應付租金按相關租賃期以直線法基準計入損益表內。

廠房及設備

廠房及設備按成本值減累計折舊及減值虧損列賬。

折舊乃按廠房及設備之成本於計入其估計剩餘價值後按其估計使用年期以直線法撥備,每年折舊率為20%。

出售或棄用資產之損益,乃按其銷售所得款項與賬面值之差額於損益表內確認。

減值

本集團於各結算日均評估其資產之賬面值,以釐定該等資產有否任何減值虧損跡象。倘估計資產之可收回值低於其賬面值之水平,則該資產之賬面值將減低至其可收回值。減值虧損即時確認為支出。

倘減值虧損其後撥回,則該資產之賬面值提升至其經修訂之估計可收回值,惟提升後之賬面值,不得高於假設該資產於過往年度並無確認減值虧損而應有賬面值。減值虧損之轉回即時確認為收入。

3. 主要會計政策(續)

綜合賬目基準(續)

年內收購或出售之附屬公司之業績由實際收購日期起或至實際出售日期止(如適用)計入綜合損益表。

本集團內公司間之所有重大交易及結餘於綜合賬目時抵銷。

於附屬公司之投資

於附屬公司之投資按成本值扣減任何已識別之減值虧損後計入本公司之資產負債表。

於聯營公司之權益

綜合損益表包括本年度本集團分佔其聯營公司之收購後業績,而綜合資產負債表包括本集團分佔聯營公司資產淨值加商譽(扣除攤銷)減任何已識別減值虧損。

商譽

綜合賬目所產生之商譽指收購成本超出於收購日本集團於所收購附屬公司或聯營公司所識別淨資產公平價值之權益。

商譽會於其可使用經濟年期按直線法撥充資本及攤銷。收購聯營公司所產生之商譽計入聯營公司賬面值內。收購附屬公司所產生之商譽於資產負債表分開呈列。

收入確認

貨品銷售額於貨品送遞及擁有權轉移時確認。

代理費收入於提供服務時確認。

1. 一般資料

本公司於二零零零年十二月五日根據開曼群島公司法（二零零一年第二次修訂本）第22章註冊成立為一間獲豁免有限公司。本公司之最終控股公司為E-Career Investments Limited，為一間於英屬處女群島註冊成立之有限公司。

本公司股份自二零零一年十月二十四日起於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，而本集團之主要業務為從事電腦組件買賣及提供電子啟動方案及技術服務。

2. 最近頒佈之會計準則所產生之潛在影響

香港會計師公會已於二零零四年頒佈多項全新或經修訂之香港會計準則及香港財務報表準則（統稱「新香港財務報表準則」），由二零零五年一月一日或之後開始之會計期間生效。本集團並未於截至二零零四年十二月三十一日止年度之財務報表內提早採納此等新香港財務報表準則。

本集團已開始考慮此等新香港財務報表準則之潛在影響，惟未能釐定此等新香港財務報表準則會否對其經營業績及財務狀況之編製及呈列方式構成重大影響。此等新香港財務報表準則或會導致日後更改編製及呈列業績及財務狀況之形式。

3. 主要會計政策

財務報表乃按照歷史成本常規法，根據香港公認會計原則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至各年十二月三十一日之財務報表。

綜合現金流量表

截至二零零四年十二月三十一日止年度

	二零零四年 千港元	二零零三年 千港元
經營業務		
除税前溢利	**33,807**	52,829
經下列調整：		
分佔聯營公司業績	**(6)**	–
利息開支	**13,250**	11,777
銀行存款之利息收入	**(787)**	(1,283)
掉期息率交易之未變現收益	**(551)**	–
折舊	**2,001**	935
出售廠房及設備之虧損(收益)	**118**	(13)
商譽攤銷	**353**	–
呆賬撥備	**1,512**	–
存貨撥備	**2,491**	–
未計營運資金變動前經營現金流量	**52,188**	64,245
存貨(增加)減少	**(31,855)**	300,254
貿易應收賬款、預付款項及按金增加	**(26,403)**	(129,500)
貿易應付賬款、銷售訂金及應計開支減少	**(77,645)**	(202,171)
經營業務(所用)所得現金	**(83,715)**	32,828
已付香港利得税	**(2,143)**	(6,002)
已付利息	**(13,250)**	(11,777)
經營業務(所用)所得現金淨額	**(99,108)**	15,049
投資活動		
收購聯營公司	**(15,000)**	–
出售廠房及設備之所得款項	**–**	71
購置廠房及設備	**(2,610)**	(947)
已收利息	**787**	1,283
(增加)解除已抵押銀行存款	**(1,494)**	54,061
投資活動(所用)所得現金淨額	**(18,317)**	54,468
融資活動		
已派付股息	**(7,200)**	(9,600)
償還銀行借貸	**(324,470)**	(424,630)
新增銀行借貸	**418,019**	324,470
融資活動所得(所用)現金淨額	**86,349**	(109,760)
現金及現金等值項目減少淨額	**(31,076)**	(40,243)
年初現金及現金等值項目	**81,561**	121,804
年終現金及現金等值項目	**50,485**	81,561
現金及現金等值項目結存分析		
銀行結存及現金	**50,753**	81,561
銀行透支	**(268)**	–
	50,485	81,561

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
於二零零三年一月一日	16,000	122,357	9,370	237,424	385,151
已派付二零零二年末期股息	–	–	–	(9,600)	(9,600)
年度純利	–	–	–	50,280	50,280
於二零零三年十二月三十一日及二零零四年一月一日	16,000	122,357	9,370	278,104	425,831
已派付二零零四年中期股息	–	–	–	(7,200)	(7,200)
年度純利	–	–	–	33,222	33,222
於二零零四年十二月三十一日	**16,000**	**122,357**	**9,370**	**304,126**	**451,853**

資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於一間附屬公司之投資	*16*	**112,569**	112,569
流動資產			
其他應收賬款		**202**	23
應收附屬公司款項	*17*	**138,105**	138,000
銀行結餘		**2**	208
		138,309	138,231
流動負債			
應付一間附屬公司款項	*17*	**71**	–
流動資產淨值		**138,238**	138,231
		250,807	250,800
資本及儲備			
股本	*22*	**16,000**	16,000
儲備	*23*	**234,807**	234,800
		250,807	250,800

游本宏
董事

嚴中川
董事

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
廠房及設備	14	**11,353**	2,672
於聯營公司之權益	15	**14,653**	–
		26,006	2,672
流動資產			
存貨	18	**361,288**	331,924
貿易應收賬款、預付款項及按金	19	**452,473**	435,221
可收回税項		**10,532**	8,408
已抵押銀行存款	25	**67,493**	65,999
銀行結餘及現金		**50,753**	81,561
		942,539	923,113
流動負債			
貿易應付賬款、銷售訂金及應計開支	20	**97,839**	175,484
銀行透支及短期銀行借貸	21	**387,487**	324,470
		485,326	499,954
流動資產淨值		**457,213**	423,159
		483,219	425,831
資本及儲備			
股本	22	**16,000**	16,000
儲備	23	**435,853**	409,831
		451,853	425,831
非流動負債			
長期銀行借貸	21	**30,800**	–
遞延税項	24	**566**	–
		31,366	–
		483,219	425,831

董事會已於二零零五年四月二十二日批准及授權刊發第19至55頁所載財務報表。

游本宏
董事

嚴中川
董事

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	4	**1,658,830**	2,202,933
銷售成本	6	**(1,575,828)**	(2,110,412)
毛利		**83,002**	92,521
其他經營收入	7	**6,518**	13,137
分銷成本		**(8,926)**	(8,690)
行政開支		**(31,372)**	(29,199)
經營溢利	8	**49,222**	67,769
財務費用	10	**(15,421)**	(14,940)
分佔聯營公司業績		**6**	–
除稅前溢利		**33,807**	52,829
稅項	11	**(585)**	(2,549)
年度純利		**33,222**	50,280
股息	12	**7,200**	–
每股盈利（港仙）	13		
一 基本		**2.1**	3.1
一 攤薄		**2.1**	3.1

核數師報告

意見

本行認為上述財務報表真實及公平反映 貴公司及 貴集團於二零零四年十二月三十一日之財政狀況，及 貴集團截至該日止年度之溢利及現金流量，並已按香港公司條例之披露要求妥為編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零五年四月二十二日

Deloitte.
德勤

致宏通集團控股有限公司全體股東
(於開曼群島註冊成立之有限公司)

本核數師行已完成審核載於第19至55頁按照香港普遍採納之會計原則編製之財務報表。

董事與核數師之個別責任

董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹選用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報表發出獨立意見，並僅向全體股東報告，而不作其他用途。本行概不就本報告之內容而對任何其他人士承擔任何責任或負責。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並充份披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

董事會報告

主要客戶及供應商（續）

截至二零零四年十二月三十一日止財政年度，各董事、彼等各自之聯繫人士或任何股東（就董事所知擁有本公司股本5%以上者）概無擁有本集團五大客戶及五大供應商之任何權益。

本集團與其客戶之所有交易均按公平磋商原則以正常商業條款進行。

優先購買權

本公司組織章程或開曼群島法律概無條文規定本公司須按比例向現有股東授予新股之優先購買權。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註30。

董事於競爭業務之權益

除於本集團之業務外，各董事並無於與本集團業務直接或間接競爭或可能競爭之其他業務中擁有任何權益。

公司管治

本公司於截至二零零四年十二月三十一日止年度一直遵守聯交所上市規則附錄14所載之最佳應用守則。

足夠公眾持股量

本公司於截至二零零四年十二月三十一日止年度一直維持足夠公眾持股量。

核數師

本公司將於股東週年大會上提呈決議案續聘德勤•關黃陳方會計師行為本公司核數師。

代表董事會
游本宏
主席

香港，二零零五年四月二十二日

購買股份或債券之安排

本公司、其控股公司或其任何附屬公司概無於年內任何時間訂立任何安排，令本公司董事或主要行政人員或彼等各自之配偶或十八歲以下之子女或彼等之聯繫人士以收購本公司或任何其他法人團體之股份或債券之方式而獲益。

董事之重大合約權益

於年結日或本年度內任何時間，本公司董事在本公司、其控股公司或其任何附屬公司訂立之重大合約中，概無擁有直接或間接重大權益。

主要股東

於二零零四年十二月三十一日，除上文所披露有關董事之權益外，根據證券及期貨條例第336條規定存置之主要股東登記名冊，本公司知悉持有本公司已發行股本5%或以上有關權益之股東如下：

公司名稱	所持股份數目	概約持股百分比
E-Career Investments Limited *(附註)*	1,200,000,000股	75%

附註： E-Career Investments Limited之全部已發行股本由游本宏先生實益擁有。因此，E-Career Investments Limited及游本宏先生被視為重複擁有本公司1,200,000,000股股份之權益。

於二零零四年十二月三十一日，除上文所披露者外，本公司並不知悉有任何本公司已發行股本中之任何其他有關權益或短倉。

主要客戶及供應商

年內，本集團五大客戶佔本集團營業額約45%，當中最大客戶佔營業總額約22%。

本集團五大供應商佔本集團本年度採購額共約99%，當中最大供應商佔本集團採購額約86%。

董事會報告

董事及主要行政人員之股份、相關股份及債券權益

於二零零四年十二月三十一日，根據證券及期貨條例（「證券及期貨條例」）第352條本公司須存置之登記冊所示，董事及主要行政人員及彼等之聯繫人士於本公司及其相聯法團（定義見證券及期貨條例）之股份、相關股份及債券之權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益如下：

長倉

本公司每股0.01港元之普通股

董事姓名	**身份**	**所持股份數目**	**佔本公司已發行股本百分比**
游本宏先生	受控制公司權益	1,200,000,000股 *（附註）*	75%

附註： 該等股份由E-Career Investments Limited持有，該公司於英屬處女群島註冊成立，由游本宏先生全資擁有。

除上文所述者外，一名董事於二零零四年十二月三十一日持有本公司全資附屬公司之無投票權遞延股份權益如下：

附屬公司名稱	**董事姓名**	**所持無投票權遞延股份之數目**
宏恩國際有限公司	游本宏先生	6,400,000股每股面值1港元之股份

除上文所披露者及董事以代理人身份代本集團持有之若干附屬公司代理人股份外，於二零零四年十二月三十一日，各董事或主要行政人員或彼等之聯繫人士，概無於本公司或其任何相聯法團之股份、相關股份及債券中擁有任何有關權益或短倉。

董事會報告

董事及董事之服務合同

於年內及截至本報告日期之董事如下：

執行董事：

游本宏先生
嚴中川先生　（於二零零四年二月五日委任）
陳麗絜女士　（於二零零四年二月五日辭任）
余志明先生　（於二零零五年一月三十一日辭任）

獨立非執行董事：

劉助博士
胡競英女士
嚴慶華先生　（於二零零四年九月二十七日委任）

按照本公司組織章程之規定，嚴慶華先生及胡競英女士之任期將於即將舉行之本公司股東週年大會（「股東週年大會」）上屆滿，惟符合資格並有意膺選連任。

各執行董事均與本公司訂立服務協議，根據協議，彼等自二零零一年九月一日起擔任執行董事，最初任期為兩年，並於其後續任，直至任何一方於不少於三個曆月前以書面通知對方為止。所有執行董事均可獲享管理層花紅，惟於本公司任何財政年度支付予所有執行董事之花紅總額，不得超過該財政年度本集團扣除稅項、少數股東權益及支付該花紅後之經審核綜合或合併純利（不包括特殊項目）之5%。

各獨立非執行董事乃根據本公司組織章程獲委任。

本公司已收取三名獨立非執行董事各自根據香港聯合交易所有限公司證券上市規則（「上市規則」）第3章第3.13條就其獨立性作出之年度確認，並認為三名獨立非執行董事均為獨立人士。

除上文所披露者外，於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立一年內不可由本集團毋須補償（法定賠償除外）而予以終止之服務合同。

購股權計劃（續）

年內，本公司購股權計劃之變動如下：

	於二零零四年一月一日尚未行使	年內授出	年內重新分配	於二零零四年十二月三十一日尚未行使
執行董事				
一 嚴中川先生 *（附註a）*	–	–	2,080,000	2,080,000
僱員	45,370,000	14,300,000	(2,080,000)	57,590,000
主要買家 *（附註b）*	12,980,000	30,700,000	–	43,680,000
服務供應商	10,745,000	–	–	10,745,000
總計	69,095,000	45,000,000	–	114,095,000

附註：

(a) 嚴中川先生於二零零四年二月五日獲委任為本公司執行董事，其於獲委任前為本公司其中一家附屬公司之僱員。

(b) 主要買家為本集團之前僱員。

已授出購股權詳情如下：

授出日期	行使期	於緊接授出日期前之收市價 港元	每股行使價 港元
二零零三年十月九日	二零零三年十月十日至二零一一年八月二十八日	0.38	0.3810
二零零四年十一月十六日	二零零四年十一月十七日至二零一一年八月二十八日	0.21	0.2166

由於本公司股份之購股權缺乏可公開獲得之市值，故董事認為不宜披露年內已授出購股權之理論值。因此，董事未能合理評估該等購股權之價值。

董事會報告

本公司董事會(「董事會」)提呈本集團截至二零零四年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司及聯營公司之主要業務分別載於財務報表附註31及15。

業績及盈餘分配

本集團截至二零零四年十二月三十一日止年度之業績載於年報第20頁之綜合損益表。

年內已向股東派付中期股息每股0.45港仙合共7,200,000港元。董事不建議派付股息，並擬保留本年度溢利。

股本

本公司之股本詳情載於財務報表附註22。

廠房及設備

本集團於年內之廠房及設備變動詳情載於財務報表附註14。

購股權計劃

購股權計劃詳情載於財務報表附註29。

於本報告日期，根據現行購股權計劃(「購股權計劃」)可發行之證券總數為160,000,000股股份，佔本公司已發行股本10%。

於二零零四年十二月三十一日，根據購股權計劃授出而尚未行使之購股權所涉及之股份數目為114,095,000股，佔本公司於該日之已發行股本7.1%。

董事及高級管理層履歷

嚴慶華先生，41歲，為江蘇南大蘇富特軟件股份有限公司、深圳元征科技有限公司及深圳宝德科技股份有限公司（於香港聯合交易所有限公司創業板上市之公司）之獨立非執行董事。嚴先生現為陳嚴鄭會計師行之合夥人。嚴先生持有香港理工大學之學士學位，主修會計。彼為香港會計師公會執業會計師、英國特許公認會計師公會及香港證券專業學會之會員。彼於審計、會計、税務、商業諮詢及財務管理方面積逾15年經驗。嚴先生於二零零四年九月二十七日獲委任為獨立非執行董事。

高級管理層

陳麗絮女士，46歲，本集團總經理，負責本集團之香港銷售及市場推廣業務。陳女士於國立台灣海洋學院畢業。於一九九八年五月加盟本集團之前，陳女士在電子產品銷售及市場推廣方面積逾13年經驗。

陳惠玲女士，48歲，為本集團之財務總監。陳女士持有Warwick University工商管理碩士學位，並為英國特許公認會計師公會資深會員、香港會計師公會之執業會計師、香港公司秘書公會及英國特許秘書及行政人員公會會員。在加入本集團前，陳女士曾擔任香港及中國多間跨國及上市公司之財務總監及董事等管理層職位。

段嘉尚先生，35歲，為本集團液晶電視面板部之總經理。段先生持有台灣國立成功大學之工商管理碩士學位。在二零零零年三月加入本集團前，段先生曾任一間中國高技術公司之管理職位。

吳麗芬女士，33歲，為本集團產品推廣部主管，負責在中國之產品及渠道推廣。吳女士持有台灣輔仁大學外語學士學位，主修德文。在一九九八年加入本集團前，吳女士已累積4年分銷渠道策劃及管理經驗。

董事及高級管理層履歷

執行董事

游本宏先生，42歲，本集團創辦人兼本公司主席及行政總裁。在一九九五年創立本集團前，游先生於台灣從事電腦零件分銷業務。游先生已在台灣、中國及香港從事電腦零件分銷業務約達15年。游先生負責本集團之整體管理及策略規劃。

嚴中川先生，48歲，本集團之執行董事，負責本集團之企業發展及行政事宜。嚴先生持有台灣東海大學的會計學士學位。嚴先生於台灣多間技術及製造公司累積逾19年經驗。嚴先生於二零零三年二月加盟本集團。

余志明先生，48歲，曾任本集團營運總監，主要負責監督行政、投資以及為本集團建立策略聯盟。余先生持有香港中文大學工商管理學學士學位，曾於香港多間國際銀行擔任要職，並積逾14年之企業銀行經驗。離開銀行業後，余先生出任一間系統集成公司及國際品牌網絡產品主要中國代理商之總經理一職達4年。余先生於二零零零年八月加盟本集團，並於二零零五年一月辭任。

獨立非執行董事

劉助博士，56歲，Base Technology Group Inc.之主席兼行政總裁。劉博士為西班牙馬拉加科學園國際協會總部之國際董事會、聯交所創業板上市委員會及香港創新及科技基金審查委員會（全面支援基金）之其中一位成員，以及香港Research Grants Council Cooperation Research Centres Sub-Committee之主席，亦為英國劍橋大學之客座學者。劉博士持有美利堅合眾國（「美國」）雪城大學之哲學博士學位。於二零零一年六月一日，劉博士獲委任為本公司之獨立非執行董事。

胡競英女士，46歲，Videoland Inc.之總裁、etKING Media Technology Ltd.及GigaMedia Limited之董事，持有台灣國立大學學士學位（主修外語）、美國Barry University之科學碩士學位及美國佛羅里達州立國際大學之工商管理碩士學位。胡女士為美國馬里蘭州美國執業會計師公會之資深會員及香港會計師公會執業會計師，亦為美國執業會計師，在會計及財務方面積逾10年經驗。胡女士於二零零一年六月一日獲委任為本公司之獨立非執行董事。

管理層討論及分析

庫務政策

本集團主要以美元及港元進行借貸，而所有借貸均以倫敦銀行同業拆息或香港最優惠借貸利率計算。由於本集團之收入主要以美元計算，而主要借貸及支付款項則以美元或港元計算，故存在自然對沖機制，而貨幣風險相對偏低。然而，本集團已加強其庫務管理，並將持續積極管理其貨幣及利率風險。

資產抵押

根據本集團與一間主要供應商訂立之分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益（包括應收賬款）之抵押權益，作為本集團任何到期而未清償欠款之抵押。此外，本集團若干銀行存款已抵押予其往來銀行，以取得授予本集團之若干銀行信貸。

投資

於二零零四年六月，本集團收購一間規模龐大之香港物流公司30%已發行股本，代價為現金15,000,000港元。預期此項收購將為本集團帶來協同效應，尤其可減低物流開支。

或然負債

本集團於結算日並無重大或然負債。

僱員

於二零零四年十二月三十一日，本集團共聘用75名全職僱員。

本集團主要按業內慣例、個人表現及經驗而向僱員支付薪酬。除基本薪酬外，本集團將參考其業績及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。

審核委員會

審核委員會之主要工作包括審閱及監管本集團之財務匯報過程及內部監控。審核委員會已審閱本集團截至二零零四年十二月三十一日止年度之財務報表。

審核委員會由三名獨立非執行董事劉助博士、胡競英女士以及嚴慶華先生組成。

管理層討論及分析

營運回顧

面對充滿挑戰之二零零四年，本集團將市場視線放得更遠，由作為硬件分銷商延伸至高科技方案供應商。本集團於二零零四年成功取得約33,000,000港元之除税後溢利，較去年之50,000,000港元下降34%。

本集團於回顧年度之營業額約為1,659,000,000港元（二零零三年：約2,203,000,000港元），下跌25%。二零零四年度來自中國市場之營業額約佔總營業額62%（二零零三年：46%）。有關營業額上升，主要由於本集團持續擴展其中國分銷及物流網絡所帶動。

毛利率由去年之4%上升至5%，此乃由於液晶顯示器及電子啟動方案項目之高毛利率所帶動。二零零四年度毛利約為83,000,000港元（二零零三年：約93,000,000港元），較去年下降11%。

二零零四年之財務費用約為15,000,000港元，與去年相同。行政開支由二零零三年之約29,000,000港元輕微增加至約31,000,000港元。

流動資金及財務資源

本集團於二零零四年十二月三十一日之現金及銀行結存總額（包括已抵押銀行存款）約為118,000,000港元（二零零三年：約148,000,000港元）。於二零零四年十二月三十一日，銀行透支及短期銀行借貸結餘約為387,000,000港元（二零零三年：約324,000,000港元）。短期銀行借貸乃為本集團之存貨採購提供資金。本集團於二零零四年十二月三十一日之資本與負債比率（按銀行貸款總額對資產總值之比率計算）為43%（二零零三年：35%）。資產淨值約為452,000,000港元（二零零三年：約426,000,000港元）。

本集團於二零零四年十二月三十一日錄得流動資產總值約943,000,000港元（二零零三年：約923,000,000港元），而流動負債總值則約為485,000,000港元（二零零三年：約500,000,000港元）。本集團之流動比率於二零零四年十二月三十一日（以流動資產總值除以流動負債總值）為1.9，與去年者相若。

本集團於二零零四年十二月三十一日擁有約361,000,000港元存貨（二零零三年：約332,000,000港元），較去年增加9%。

本集團於二零零四年仍為獲利之一年，使股東資金上升至二零零四年十二月三十一日之約452,000,000港元（二零零三年：約426,000,000港元）。

主席報告

作出調整以融入多媒體互聯網世界

互聯網為連接人與業務及人與人之全球網絡，其已成為如電話一般通用之通訊渠道，甚至比電話更為全面。流線視像、MP3音樂、X-box遊戲、VoIP及其他視像、音像、文字、圖文資料形式透過龐大之互聯網領域遍佈世界每個角落。互聯網用家數目持續以高速增長，為宏通於高科技界拓展業務提供龐大商機。

總括而言，本集團將把握來自互聯網蓬勃發展及中國經濟增長之寶貴機會。在個人電腦市場縱向分類方面，本集團將繼續發展CPU及液晶顯示器產品，而該兩種產品佔個人電腦成本三分之一。在高科技業橫向分類方面，本集團將鞏固在原設備製造商市場、多媒體消費電子產品市場及電子啟動方案市場之地位。憑藉分銷產品及提供方案，本集團將繼續與中國市場同步增長。

致謝

本人謹藉此機會代表董事會，感謝全體董事及員工作出之寶貴貢獻及努力不懈。本人亦謹此向本公司業務伙伴及股東過去多年之鼎力支持致以衷心謝意。

游本宏

主席

香港，二零零五年四月二十二日

主席報告

方案業務

消費電子產品及原設備製造商方案：

－ 主要產品包括芯片、集成電路或電路板級產品、顯示器面板及電視面板。

－ 主要市場分類包括液晶顯示器製造商、液晶電視製造商、DVD製造商及主板製造商。

數碼家居方案：5C價值概念＝監控(Control) ＋ 便利(Convenience) ＋ 社會(Community) ＋ 度身訂造(Customization)＋內容(Content)，連接數碼家居產品及可接駁互聯網之個人電腦。

－ 主要產品包括CPU、主板、電視調節器、個人數碼錄影機、DMA（數碼媒體轉接器）、用於可接駁電視之桌上或筆記簿形電腦之電視編碼器、具備遙控功能之媒體中心及數碼電視相關產品。

－ 主要市場分類包括增值轉售商及SI（系統集成商）。

數碼企業方案：電子啟動方案透過無線裝置，使用家可隨時隨地連接互聯網。

－ 主要產品包括CPU、主板、顯示器、多種網絡裝置，例如PRO／無線網絡連接、流動轉接器及其他連接產品。

－ 主要市場分類包括政府、教育、保健、金融、電訊等機構及商業企業。

客戶服務方案：

－ 主要產品包括顯示器維修、退換及技術支援等售後服務。

－ 主要地區市場分類包括北京、上海、深圳、廣州、成都、重慶、西安、昆明、武漢、南京、貴陽、福州、杭州、鄭州、瀋陽、哈爾濱及烏魯木齊。本集團計劃將服務中心拓展為一個全國消費電子產品服務系統。

主席報告

憑藉本集團有效之市場管理及迎合客戶需求之宗旨，宏通樂見於二零零四年成功取得在中華人民共和國（「中國」）英特爾盒裝主板市場逾40%市場佔有率，使之成為國內首屈一指之英特爾盒裝主板分銷商。此外，本集團亦透過提供液晶電視及顯示器面板，成功進軍消費電子產品原設備製造商市場。本集團已與中國超過60名原設備製造商客戶建立關係，並於中國設立14所液晶顯示器及服務中心。

前景

市場趨勢

透過無線及流動網絡連接多媒體互聯網乃全球趨勢。根據於二零零五年一月十二日出版之PC Magazine，中國勢將成為平面電視、流動電話及其他電子產品之龐大市場，加上國內已開始製造DVD機及影象管電視，預期有關產品將繼續刺激消費電子產品之競爭。液晶顯示器於二零零四年之全球需求為約69,000,000台，而二零零五年、二零零六年、二零零七年及二零零八年之增長預測則分別為約97,000,000台、約117,000,000台、約128,000,000台及約143,000,000台。液晶電視於二零零四年之全球需求為9,000,000台，而二零零五年、二零零六年及二零零七年之增長預測則分別為約16,000,000台、約27,000,000台及約34,000,000台。本集團預計中國之經濟增長強勁，因此會積極物色使其於市場內成長之商機。長遠而言，本集團將受惠於縱向及橫向分類結合所帶來之協同效益。英特爾現正推廣之數碼家居方案及數碼企業方案乃本集團打入龐大中國市場之法門。預期此等新概念將可鞏固本集團於分銷電子組件方面之市場佔有率，並將為宏通開展新路向，以擴充本集團之方案業務。

主要產品開發

分銷業務

分銷英特爾產品：

- 主要產品包括CPU、主板、無線及網絡產品。
- 主要市場分別包括DIY市場及個人電腦零售商。

分銷液晶產品：

- 主要產品包括各種大小之顯示器及電視。
- 主要市場分類包括個人電腦零售商及消費電子產品零售商。

主席報告

本人謹代表宏通集團控股有限公司(「本公司」或「宏通」)董事會(「董事會」),欣然提呈本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之年報。

宏通集團之願景

宏通矢志為高科技界提供電腦、多媒體及網絡方案,以迎合業內之真正需要,並致力提供完備、精確及緊貼市場趨勢之創新方案以及可靠之服務,協助客戶達致業務目標。憑藉此積極正面之態度,本集團於二零零四年大力發掘新銷售市場。本集團現已擁有鞏固之個人電腦DIY市場、原設備製造商市場、消費電子產品市場、I-Café市場、增值轉售商聯網市場及網上市場,以提升本集團於二零零五年之增長。

宏通集團之價值

宏通之核心價值為待客以誠、滿足客戶需求、建立供應鏈夥伴關係及致力追求卓越,不斷推動本集團之僱員及管理層努力向前。此外,本集團在進行業務評估、規劃、決策及未來目標之過程中亦會結合此等價值。

業務回顧

於二零零四年,本集團力求將其業務範疇由作為硬件分銷商延伸至高科技方案供應商,故二零零四年對本集團而言可謂充滿挑戰之一年。本集團於年初計劃開拓新市場以提升毛利率。本集團之毛利率由4%增加至5%,主要由於綜合電子啟動方案之22%毛利(約21,900,000港元)及超薄膠片晶體管液晶顯示器(「液晶」)產品業務之12%毛利(約28,600,000港元)帶動所致。於擴大產品線以配合新市場需要後,本集團之主要收入來源有74%為英特爾半導體有限公司(「英特爾」)中央處理器(「CPU」)及芯片產品、6%為電子啟動網絡方案、13%為液晶產品,而英特爾主板則為7%。由於本集團開發新市場,故導致英特爾CPU業務收入下跌約488,000,000港元。此外,本集團終止經營二零零三年產品線中若干滯銷之聯網專用項目,致使餘下項目的收入減少約56,000,000港元。二零零四年,本集團之營業額達約1,659,000,000港元,而去年則錄得約2,203,000,000港元。除稅後純利為約33,200,000港元,二零零三年則為約50,300,000港元。本集團之純利率得以保持,僅由2.3%稍微下調至二零零四年之2.0%。然而,本集團部份產品線之收入按年計算則錄得大幅增長。主板、電子啟動方案及液晶產品之收入分別增加15%、22%及25%。於二零零四年,最令人振奮之成就乃來自向原設備製造商客戶供應內置液晶電視面板之收入約38,000,000港元及向中國電視廠商供應內置電視面板之收入約25,000,000港元。收入改善乃本集團致力開發市場之回報。

公司資料

董事會

執行董事
游本宏先生（主席）
嚴中川先生

獨立非執行董事
劉助博士
胡競英女士
嚴慶華先生

公司秘書

陳惠玲女士

審核委員會

劉助博士
胡競英女士
嚴慶華先生

法律顧問

范紀羅江律師事務所
李智聰律師事務所

核數師

德勤•關黃陳方會計師行

主要往來銀行

中信嘉華銀行有限公司
恒生銀行有限公司
德國北方銀行有限公司
荷蘭商業銀行
星加坡發展銀行有限公司
香港上海滙豐銀行有限公司

註冊辦事處

Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town, Grand Cayman
Cayman Islands, British West Indies

總公司及主要營業地點

香港
九龍
九龍灣
展貿徑1號
國際展貿中心
8樓858室

股份過戶登記處香港分處

標準證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

美國存託憑證

（存管處及過戶登記處）
Bank of New York
101 Barclay Street
New York, New York
U.S.A.

網址

www.artelholdings.com

股份代號

931

目 錄

Artel Group
宏 通 集 團

宏 通 集 團 控 股 有 限 公 司

二零零四年年報


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DSL
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